ANNUAL REPORT 2013


13002926



ecology and
environment, inc.
Global Environmental Specialists

## Financial Highlights

| | 2013 | 2012 | Fiscal year ending July 31, 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| | | | (In thousands, except per share amounts) | | |
| Revenue | $ 134,937 | $ 155,410 | $ 169,173 | $ 144,098 | $ 146,081 |
| Net (loss) income attributable to Ecology and Environment, Inc. | $ (2,130) | $ 774 | $ 6,960 | $ 4,258 | $ 5,221 |
| Net (loss) income per common share: basic and diluted | $ (0.50) | $ 0.18 | $ 1.65 | $ 1.02 | $ 1.27 |

The table above reflects the difficulties that Ecology and Environment, Inc. ("EnE" or the "Company") faced in fiscal year 2012 and especially 2013. But it only tells part of the story. Your company is a solid, capable organization of talented professionals with good business prospects in a challenging and evolving world.

## Balance Sheet Data

| | 2013 | 2012 | As of July 31, 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Working capital | $ 34,288 | $ 38,511 | $ 41,979 | $ 38,950 | $ 36,142 |
| Total assets | 81,682 | 97,512 | 94,268 | 79,959 | 77,808 |
| Long-term debt and capital lease obligations | 451 | 591 | 2,138 | 1,695 | 815 |
| Ecology and Environment, Inc. shareholders' equity | 43,544 | 48,146 | 50,034 | 44,864 | 41,051 |
| Cash Dividends Paid | $ 2,037 | $ 2,047 | $ 1,815 | $ 1,684 | $ 1,546 |



# From Our CEO

I face the future with confidence. We have a technically broad professional staff and skilled managers at all levels. I know this first-hand because I have worked with them over the decades to develop and prove this capability. Our project experience is vast, diverse, and relevant. It spans tens-of-thousands of assignments, successfully completed.

Our business model is simple: provide our clients with insights and value for their dollars. We work with our clients so they can realize that value. This I believe is the recipe for success.

# Your Company In Transition

For the second consecutive year EnE reported declining financial results. A loss of $2.1 million for fiscal year 2013 (FY13) was due primarily to a $6.3 million increase in reserves for a doubtful China contract receivable and a $0.8 million software impairment charge.

As outlined in the Chairman's letter sent to shareholders September 24, 2013, the Board of Directors took decisive remedial action designed to improve operating efficiency. The new management team is continuing an aggressive cost reduction review initiated late in the fiscal year by fiat from the Board to the previous management. Mr. Strobel, then Executive Vice President of Technical Services, led the initial effort, which continues into fiscal year 2014. Several non-performing programs were discontinued, one was sold, our staffing numbers have been reduced, and costs are being contained. The benefits of lower costs will be realized in the coming fiscal year.

The structure and efficiency of management is under review. We expect that in the coming months responsibilities will be re-aligned to better utilize our resources for evolving market opportunities.

# EnE offers a broad scope of services.
# Our mission: helping our clients in making a better world.



Cheryl A. Karpowicz, AICP

*A senior vice president and certified planner, Cheryl has 35 years of experience with EnE.*

Our company's markets are evolving. Climate change, linkage to extreme weather events, and global economics are shaping public debate. Wind, solar, and other low carbon energy sources and their infrastructure are altering the traditional global energy market. Concomitantly, acceptance of projects by public and political entities is trending toward meeting a higher standard of a "Social License."

Global warming concern, albeit controversial, has shifted the energy market to low-carbon and no-carbon sources and retrofitting or replacing high carbon sources for energy generation.



*EnE has helped solar developers permit and build projects powering 4,400 MWs of clean, renewable energy in 15 states. This includes our current work on the Solar Star project in California which, when completed in 2015, will be the world's largest solar power plant.*

*New energy sources require new transmission infrastructure to connect to consumers. Our electric transmission work nearly tripled in FY2013. EnE has now worked on 11,000 miles of electric transmission projects. We are engaging stakeholders and soliciting input on siting opportunities and constraints for the 750-mile, +600 kilovolt high voltage direct current Plains & Eastern Clean Line Project.*



*EnE has been involved in 200 pipeline projects around the world totalling over 60,000 miles of pipeline. In FY 2013, our pipeline sector grew by 50%.*



*EnE has worked on more than 400 wind energy projects in 37 states and helped clients develop facilities that can produce 5,821 MWs of renewable electricity.*



In states such as California and New York, with the Monterey and Marcellus shale deposits, we are working with both government and industry to frame best practices for natural gas and oil extraction and bring solid science to these emerging issues.

For the US Department of Energy (DOE) National Energy Technology Laboratory, EnE is preparing an environmental impact statement for DOE's proposed cost-shared funding of the Lake Charles Carbon Capture and Sequestration (CCS) project, which captures carbon dioxide from an industrial facility in Louisiana for use in enhanced oil recovery in Texas.



*EnE's Brazilian subsidiary has permitted 2,970 MWs of clean hydropower to help meet Brazil's growing energy needs while protecting sensitive ecosystems.*



*Traditional nuclear energy generation and new small modular reactors (SMRs) are part of the low carbon mix. EnE is providing environmental services for license renewal of operating reactors—including Callaway and Braidwood—and licensing of the proposed Fermi 3 nuclear power plant.*

## EnE has been involved in preventing and countering natural and potential man-made extreme events for over 30 years.

EnE was awarded a seven-year contract by the United States Environmental Protection Agency (EPA) in July of 2013. EnE will provide technical assistance for emergency response to spills, extreme events, and remedial actions, as well as preventative and preparedness activity. The service area includes Alaska, Washington, Oregon, Idaho, Hawaii, and Pacific Ocean territories.


BUFFALO RIVER
INNOVATIVE ECOSYSTEM RESTORATION

*Tim Grady, P.E., vice president (26 years) and regional manager Dave Albers, P.E., (24 years) have led positive impact projects as part of EnE engineering support services, fourteen of which have received awards for excellence from the ACEC, American Council of Engineering Companies. They are posed with the award for a river project that: "Is a pioneering effort that integrated environmental restoration with economic growth along the shoreline." In 2013 we received the ACEC's highest level Diamond Award for innovation for the Golden Triangle Natural Gas Storage Project in Beaumont, Texas.*



Dhroov M. Shivjiani, P.E.

*Dhroov, a 27-year employee, is the program manager for the EPA contract in Seattle.*

## Global scale extreme events, along with practical economic considerations, test the resiliency, adaptability, and sustainability of human and environmental communities.



Gerard A. Gallagher, III

*A senior vice president, Gerard has worked at EnE for 33 years.*

EnE served as lead planning consultant for the development of four regional sustainability plans as part of New York State's pioneering Cleaner, Greener Communities program. This represents a cornerstone of economic development initiatives that will build sustainable and resilient communities across New York that capitalize on the interconnectedness of energy, economy, jobs, environmental quality, and quality of both urban and rural life. We received three planning awards for our work.





EnE leads the preparation of five community reconstruction zone plans as part of the New York Rising Community Reconstruction Program, which helps communities affected by Superstorm Sandy, Hurricane Irene, and Tropical Storm Lee to build more resilient communities to better withstand future storms. Our extensive community engagement program supports communities as they seek to reinvent themselves; and not just rebuild, only to face disaster again with the next storm.



**Peggy Farrell**

*A regional manager, based in Virginia Beach, with EnE for 27 years.*

> NAVY is particularly sensitive to addressing the social concerns of the community.

For the United States Navy, we prepared environmental assessments to address emergency shoreline erosion control and beach repair at Joint Expeditionary Base Little Creek-Fort Story, Virginia and repairs to the shoreline protection system at Naval Air Station Oceana, Dam Neck Annex, Virginia. Our shoreline protection work is helping NAVY to protect the public's military assets.

We support NAVY bases on both coasts with innovative planning and environmental management programs. We work with our NAVY clients to prepare planning studies that address emerging encroachment challenges both at sea and at shore-based facilities. Our work in encroachment planning has helped NAVY to sustain and preserve military readiness.

EnE is preparing five environmental impact statements (EISs) for the NAVY. Projects in California, Rhode Island, and Pennsylvania involve the disposal of excess property and reuse by a local redevelopment authority using smart-growth principles.

## EnE's mission is to help our clients in making a better world and, importantly, to engage and communicate concepts in language that the community understands.



Nermin Ahmad

*Nermin, a senior policy analyst and 29-year employee, manages our New York City operations.*

In a study of 190 projects by the Goldman Sachs Investment Group, 73% of delays were the result of environment, politics, and/or stakeholder-related issues. Affected communities and stakeholders take for granted that an applicant should minimize potential negative impacts. They want more. They want the project to make a positive impact on their world.

For large actions and projects, the permit process can, in effect, morph into a social license to operate. Because of global interconnectedness clients are finding that outreach and accommodation can enhance their reputation in the world financial and political communities. EnE, especially its South American subsidiaries, is experienced in helping clients accommodate this developing trend.

We help clients shape project concepts into strategies that dovetail a social license to the in-field activities needed to acquire environmental permits and approvals.



*For Alcatel Lucent Submarine Networks (ASN), EnE planned and conducted public outreach prior to the cable landing in Playa Salgar, Colombia. Our team delivered an interactive, user-friendly presentation that was praised by meeting attendees and gave ASN and its customer proof of compliance with this condition of approval.*



In Ecuador, we prepared a sociocultural investigation for a proposed mining exploration project that intersects the territories of two important indigenous communities: the Shuar and Saraguro. The investigation followed the International Finance Corporation's performance standards and provided an ethnographic description of the traditional and ancestral characteristics of the social and economic organization of the indigenous communities.

In Uganda, we work on archaeological, paleontological, anthropological, paleo-biological cadastral, and social investigations for oil and gas exploration initiatives. Investigations are conducted to a high standard of care since much of the project area is in national parks and wildlife refuges.

Development proponents are devoting greater attention to health, as well as environmental and social issues. Our work under a RESPOND (response and capacity-building) contract with the United States Agency for International Development (USAID) provides technical services that build local capacities to respond to pandemic and zoonotic disease outbreaks in hot-spot locations in Africa, South America, India, and Southeast Asia. We provide expertise in outbreak response and help to develop public/private partnerships with extractive, mining, and oil and gas industries to establish disease monitoring and response programs.



*EnE subsidiary Gustavson employees examining drilling core samples. Subsurface resource evaluation and reserve evaluations are key parts of mega-extractive developments. Gustavson's experience spans the globe.*

## EnE subsidiaries encompass Spanish- and Portuguese-speaking South America.

*"To unite the Americas in bonds of prosperity and peace."*

– Theme of the Pan-American Exposition, 1901 – Buffalo, New York



Maria C. Mato

*Maria is international business development manager focused on South America and Africa.*

Our presence in South America is squarely in some of the most attractive markets in the world. Projects in our Brazilian offices range from electric transmission – notably high voltage, long distance lines connecting hydropower to the electric grid – to mining and offshore oil development. In Chile, we are preeminent in mining. In Peru, we work closely with industry to sensitively develop the country's oil and gas resources, as well as to develop mining and other infrastructure projects. We have planned and permitted several telecommunications systems in countries ringing the continent.



Ricardo Katz

*Gestion Ambiental Consultores (GAC), Chile*



Gonzalo Morante

*Walsh Peru, S.A.*



Ivan Telles

*Ecology and Environment do Brasil, Ltda.*



Paulo Mario Correia de Araújo

*Ecology and Environment do Brasil, Ltda.*



Mark Thurber

*Walsh Ecuador*

North America
Population: 528.7 million
Area: 9.54 million sq. miles

South America
Population: 387.5 million
Area: 6.88 million sq. miles



*Gran Condor Hotel at the Quito International Airport - Ecuador Environmental and socio-economic impact assessment.*





*Kuntur Gas Transporter, Peru Impact assessment involving the broadest, most complex, and sensitive citizen participation program to date in Peru.*



*AMX Submarine Fiber Optic Cable System- Brazil, Mexico, Colombia, and Dominican Republic Feasibility study and permitting support for increased demand for social communication networks.*



*Andina Expansion Project, Chile Environmental impact statement to expand copper production in the Valparaiso and Santiago Metropolitan Regions.*



Frank Silvestro
*Chairman of the Board*

# Chairman's Observations

Times, they are a changing. We are in the midst of a sea change of social, political, and economic reality driven by science, public awareness, and economic uncertainty. To our company and clients it means significant challenge but also opportunity.

Concepts that are at the forefront of public discourse, such as the scope of the energy landscape, global warming (a.k.a. climate change), extreme natural and man-made events, sustainability, resiliency, adaptation, and social license, are increasingly influencing our clients' planning and decision-making. Presented briefly in this report are "snapshots" of our corporate and government contract activity that illustrate our capabilities to address the evolving needs of our clients.

For the first time in this Annual Report, we include the faces of several of our operating managers. These folks represent the future of EnE. We have a solid core of leaders, fully capable of guiding our company as we continue to evolve to meet today's challenges.

It is our mission to support and help our clients in making a better world, and we appreciate the support of our shareholders. We have a history of dividends that demonstrate our commitment that our shareholders should also share in our successes.

## Selected Consolidated Financial Data

| | Fiscal Year Ended July 31, | | | | |
|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2010 | 2009 |
| | (In thousands, except per share amounts) | | | | |
| **Operating data:** | | | | | |
| Revenues, net | $ 134,937 | $ 155,410 | $ 169,173 | $ 144,098 | $ 146,081 |
| (Loss) Income from operations | (898) | 4,784 | 12,386 | 9,893 | 9,445 |
| (Loss) Income before income tax (benefit) provision | (968) | 4,398 | 12,755 | 10,459 | 9,450 |
| Net (loss) income attributable to Ecology and Environment, Inc. | (2,130) | 774 | 6,960 | 4,258 | 5,221 |
| Net (loss) income per common share (basic and diluted) | (0.50) | 0.18 | 1.65 | 1.02 | 1.27 |
| Cash dividends declared per common share (basic and diluted) | $ 0.48 | $ 0.48 | $ 0.46 | $ 0.42 | $ 0.39 |
| Weighted average common shares outstanding (basic and diluted) | 4,247,821 | 4,233,883 | 4,222,688 | 4,160,816 | 4,115,921 |

# Fiscal Year 2013 Operations Summary

## Overview

Our income before income tax provision decreased $5.4 million (122%) to a loss of $1.0 million for fiscal year 2013. Revenue less subcontract costs, which is a key performance measurement for our business, decreased $13.2 million (11%) during fiscal year 2013, due mainly to:

- lower project work volumes in energy and mining sectors within our domestic and certain of our foreign markets; and
- higher net reserves for contract adjustments recorded as a reduction of revenue, which were required for projects in China and northern Africa.

During the fourth quarter of fiscal year 2013, we recorded a $0.8 million software impairment charge related to certain software modules that do not meet the needs of users that rely on the system and will not provide any future service potential. The software impairment charge is further described in Item 1 of this Annual Report.

Lower revenue less subcontract costs and the software impairment charge noted above were partially offset by:

- lower professional service costs and other direct project expenses as a result of lower project work volumes and other managed reductions in technical staff levels; and
- lower indirect expenses due primarily to managed reductions of staff levels in various administrative, marketing and other indirect departments.

## Liquidity and Capital Resources

Despite an operating loss for the fiscal year ended July 31, 2013, we maintained a strong liquidity position during the year. Cash generated from operations was $11.9 million, which was adequate to fund investing and financing activities required to maintain our operations. Cash and cash equivalents decreased $1.0 million during fiscal year 2013 primarily due to $2.0 million in dividend payments paid to shareholders during the year, which were not required for operations, but which were approved on a discretionary basis by the Board of Directors.

During fiscal years prior to 2013, we expended significant resources and working capital on contracts in the Middle East and China, which resulted in significant billed contract receivables that were not collected during those years, and which required additional borrowings from our existing lines of credit. During January 2013, we collected $7.1 million of cash related to contract receivables in the Middle East, which enabled us to reduce amounts outstanding under our lines of credit.

We believe that cash flows from U.S. operations, available cash and cash equivalent balances in our domestic subsidiaries and remaining amounts available under lines of credit will be sufficient to cover working capital requirements of our U.S. operations during the next twelve months and the foreseeable future.

Our foreign subsidiaries generate adequate cash flow to fund their operations. We intend to reinvest foreign cash balances, net of any dividends paid from our foreign subsidiaries from time to time, into opportunities outside the U.S. If the foreign cash and cash equivalents were needed to fund domestic operations, we would be required to accrue and pay taxes on any amounts repatriated.

Cash and cash equivalents activity and balances are summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| **Cash provided by (used in):** | | | |
| Operating activities | $11,943,124 | $ (360,288) | $ 1,010,791 |
| Investing activities | (2,557,656) | (5,533,398) | (2,822,924) |
| Financing activities | (9,950,867) | 7,988,123 | (4,057,705) |
| Effect of exchange rate changes on cash and cash equivalents | (457,711) | (156,509) | 52,486 |
| Net (decrease) increase in cash and cash equivalents | $(1,023,110) | $ 1,937,928 | $(5,817,352) |
| **Cash and cash equivalents, by locaion:** | | | |
| U.S. operations | $ 6,244,053 | $ 4,398,921 | $ 5,602,946 |
| Foreign operations | 3,200,607 | 6,068,849 | 2,926,896 |
| Total cash and cash equivalents | $ 9,440,660 | $10,467,770 | $ 8,529,842 |

For the fiscal year ended July 31, 2013, cash provided by operations resulted primarily from the following net activity:

- Net income (after adjustment for non-cash items) provided $4.8 million of operating cash;
- Lower net contract receivables provided $7.2 million of operating cash, which resulted primarily from $7.1 million of cash received on aged outstanding receivables in the Middle East; and
- Other working capital activity resulted in a net use of $0.4 million of operating cash, due primarily to lower work levels associated with lower revenue and to general reductions of current liabilities as a result of an improved liquidity position at the Parent Company.

Net cash used in investment activities during the fiscal year ended July 31, 2013 primarily resulted from the following activity:

- Purchases of property, building and equipment resulted in a use of $1.8 million of cash; and
- Acquisitions of noncontrolling interests in two majority-owned subsidiaries, Walsh Environmental Scientists & Engineers, LLC ("Walsh") and Gustavson Associates, LLC ("Gustavson") resulted in a use of $0.6 million of cash.

Net cash used in financing activities during the fiscal year ended July 31, 2013 primarily resulted from the following activity:

- Net repayment of borrowings against our lines of credit of $5.8 million, which was made possible by the receipt of $7.1 million of cash on aged outstanding receivables in the Middle East;
- Repayments of debt and capital lease obligations of $0.9 million;
- Dividend payments to common shareholders of $2.0 million; and
- Distributions to non-controlling interests of $1.5 million.

We maintain unsecured lines of credit available for working capital and letters of credit. Contractual interest rates ranged from 2.5% to 5% at July 31, 2013 and July 31, 2012. Our lenders have reaffirmed the lines of credit within the past twelve months. Our lines of credit are summarized in the following table.

| | Balance at July 31, | |
|---|---|---|
| | 2013 | 2012 |
| Outstanding cash draws (recorded as lines of credit on the accompanying consolidated balance sheets) | $ 6,528,691 | $12,309,335 |
| Outstanding letters of credit to support operations | 3,080,938 | 2,615,415 |
| Total amounts used under lines of credit | 9,609,629 | 14,924,750 |
| Remaining amounts available under lines of credit | 24,759,371 | 19,444,250 |
| Total approved unsecured lines of credit | $34,369,000 | $34,369,000 |

## Revenue, net

Revenue, net and revenue, net less subcontract costs, by business entity, are summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| **Gross revenue by entity:** | | | |
| EEI and all of its wholly owned subsidiaries | $ 82,358,140 | $ 85,150,365 | $108,596,221 |
| EEI's majority-owned subsidiaries: | | | |
| Walsh Environmental Scientists & Engineers, LLC ("Walsh") | 28,263,579 | 39,295,981 | 39,230,040 |
| Ecology & Environment do Brasil, Ltda ("E & E Brasil") | 15,125,046 | 15,702,130 | 11,740,335 |
| Gestion Ambiental Consultores S.A. ("GAC") | 10,640,382 | 11,298,271 | 8,112,753 |
| ECSI, LLC ("ECSI") | 4,869,394 | 5,539,993 | 5,299,482 |
| Total | 141,256,541 | 156,986,740 | 172,978,831 |
| Less: Net reserves for contract adjustments recorded during the period | (6,319, 650) | (1,576,641) | (3,805,971) |
| Revenue, net per consolidated statements of income | $134,936,891 | $155,410,099 | $169,172,860 |
| **Revenue, net less subcontract costs, by entity:** | | | |
| EEI and all of its wholly owned subsidiaries | $ 69,691,641 | $ 72,290,708 | $ 97,255,198 |
| EEI's majority-owned subsidiaries: | | | |
| Walsh | 20,796,180 | 26,003,190 | 23,739,544 |
| E & E Brasil | 13,778,136 | 14,433,459 | 9,967,276 |
| GAC | 7,327,335 | 6,620,988 | 6,112,245 |
| ECSI | 4,621,818 | 5,323,216 | 4,578,631 |
| Total | $116,215,110 | $124,671,561 | $141,652,894 |

### *Fiscal Year 2013 Versus 2012*

The overall decrease in consolidated revenue less subcontract costs for the fiscal year ended July 31, 2013, as compared with the prior fiscal year, resulted from the net impact of the following entity activity:

- Lower Parent Company and wholly-owned subsidiary revenue resulted from lower sales volume, particularly within domestic state and federal government markets.
- Lower Walsh revenue primarily resulted from lower sales volume, particularly within the energy and mining sectors in its U.S. and foreign markets.
- Lower E & E Brasil revenue was primarily due to weakening of the local currency (Reais) against the U.S. dollar. In the local currency, revenue for E & E Brasil increased 9% during the fiscal year ended July 31, 2013, primarily due to higher revenues in the energy transmission sector.
- Higher GAC revenue less subcontract costs was primarily due to a significant decrease in subcontract costs, which was partially offset by lower sales volume in the mining sector, as a mining project completed during fiscal year 2012 was not renewed or replaced during fiscal year 2013.
- Lower ECSI revenue primarily resulted from lower sales volume in the mining sector, as a mining project completed during fiscal year 2012 were not renewed or replaced during fiscal year 2013.

Net reserves for contract adjustments recorded as an offset to revenue are summarized by region in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| Region | 2013 | 2012 | 2011 |
| United States, Canada and South America | $ 73,534 | $ (355,643) | $ (326,678) |
| Middle East/Africa | (72,024) | 1,314,058 | 3,669,649 |
| Asia | 6,318,140 | 618,226 | 463,000 |
| Totals | $ 6,319,650 | $ 1,576,641 | $3,805,971 |

During fiscal year 2013 we recorded $6.3 million of resources for contract adjustments related to project in China.

## Operating Expenses

### *Overview*

The cost of professional services and other direct operating expenses represent labor and other direct costs of providing services to our clients under our project agreements. These costs, and fluctuations in these costs, generally correlate directly with related project revenues. The cost of professional services and other direct operating expenses, by business entity, are summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| EEI and all of its wholly owned subsidiaries | $29,408,179 | $33,152,707 | $46,194,644 |
| EEI's majority-owned subsidiaries: | | | |
| Walsh | 6,034,926 | 7,709,299 | 7,887,484 |
| E & E Brasil | 7,524,216 | 8,413,975 | 5,909,552 |
| GAC | 5,258,000 | 4,499,132 | 4,332,206 |
| ECSI | 1,529,296 | 1,857,168 | 1,591,101 |
| Total cost of professional services and other direct operating expenses | $49,754,617 | $55,632,281 | $65,914,987 |

Indirect operating expenses include administrative and indirect operating expenses, as well as marketing and related costs. Combined indirect operating expenses, by business entity, are summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| EEI and all of its wholly owned subsidiaries | $36,239,243 | $38,957,028 | $37,081,202 |
| EEI's majority-owned subsidiaries: | | | |
| Walsh | 12,707,123 | 12,953,357 | 11,677,740 |
| E & E Brasil | 5,480,397 | 4,847,879 | 5,765,816 |
| GAC | 1,161,575 | 923,723 | 790,257 |
| ECSI | 3,021,712 | 2,836,756 | 2,470,453 |
| Total indirect operating expenses | $58,610,050 | $60,518,743 | $57,785,468 |

## *Fiscal Year 2013 Versus 2012*

During fiscal year 2013, management at EEI and our U.S. subsidiaries critically reviewed technical and indirect staffing levels, other expenses necessary to support current project work levels and key administrative processes, particularly in our domestic subsidiaries and operations. As a result of this review, the number of full time employees in various technical and indirect departments at EEI and its U.S. subsidiaries decreased by a combined 10% in fiscal year 2013. Utilization of contracted services was also reviewed and reduced. Management continues to critically evaluate its organizational and cost structure to identify ways to operate more efficiently and cost effectively.

Consolidated expenses directly associated with services provided under contracts decreased $5.9 million (11%) during fiscal year 2013. This net decrease was primarily due to lower consolidated revenues at EEI and its U.S. subsidiaries, which resulted from lower service levels provided during the year and to managed reductions in technical staff levels. Expense reductions in the U.S. were partially offset by a higher volume of project activity and related expenses in South American subsidiaries.

Consolidated administrative, marketing and other indirect expenses decreased $1.9 million (3%) during fiscal year 2013. During the year, management at EEI and its U.S. subsidiaries critically reviewed indirect staffing levels and key administrative processes, and reduced staff counts and utilization of contracted services in certain indirect departments. These cost reductions in the U.S. were partially offset by higher indirect expenses to support growth in South American subsidiaries and by a $0.8 million software impairment charge recorded by EEI during the fourth quarter of fiscal year 2013 (refer to Item 1 of this Annual Report).

Depreciation and amortization expense increased $0.3 million (12%) during fiscal year 2013, which resulted from acquisitions of depreciable assets of $1.8 million and $4.4 million during fiscal years 2013 and 2012, respectively.

## Income Taxes

The income tax provision (benefit) resulting from domestic and foreign operations is summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Income tax (benefit) provision from: | | | |
| Domestic operations | $ (782,672) | $ 65,885 | $ 3,299,857 |
| Foreign operations | 1,036,906 | 1,292,031 | 1,331,378 |
| Income tax provision, as reported on the consolidated statements of operations | $ 254,234 | $ 1,357,916 | $ 4,631,235 |

A reconciliation of the income tax provision using the statutory U.S. income tax rate compared with the actual income tax provision reported on the consolidated statements of operations is summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Income tax provision at the U.S. federal statutory income tax rate | $ (329,057) | $ 1,495,206 | $ 4,336,758 |
| Income from "pass-through" entities taxable to noncontrolling partners | (102,933) | (255,065) | (293,369) |
| International rate differences | (197,217) | (329,825) | (267,859) |
| Other foreign taxes, net of federal benefit | 94,528 | 211,088 | 114,797 |
| Foreign dividend income | 481,287 | 329,825 | 420,921 |
| Domestic manufacturing deduction | — | — | (229,593) |
| State taxes, net of federal benefit | 3,871 | 13,193 | 433,676 |
| Re-evaluation and settlements of tax contingencies | (58,105) | (180,304) | — |
| Peru non-deductible expenses | 173,707 | 211,000 | — |
| Canada valuation allowance | 130,950 | — | — |
| Other permanent differences | 57,203 | (137,202) | 115,904 |
| Income tax provision, as reported on the consolidated statements of operations | $ 254,234 | $ 1,357,916 | $ 4,631,235 |

## *Fiscal Year 2013 Versus 2012*

The majority of the income or loss generated by the Company occurs in tax jurisdictions with combined income tax rates between 30 percent and 40 percent. However, the mix of domestic and foreign earnings that created a small consolidated pre-tax loss, and the impact of permanent book-to-tax differences that are recognized regardless of pre-tax income or loss, resulted in an unusual negative effective income tax rate for fiscal year 2013. These permanent differences primarily include non-deductible expenses in the U.S. and Peru, the establishment of a valuation allowance for losses in Canada and foreign dividend income that is taxed in the U.S. as a result of a reduced foreign tax credit created from the Company's overall foreign loss.

The income tax provision decreased $1.1 million (81%) during fiscal year 2013, primarily as a result of decreased pre-tax income in both foreign and domestic operations. Lower pre-tax income was partially offset by higher dividends from our foreign subsidiaries, for which we did not receive a foreign tax credit that we benefited from in prior years, and establishment of a valuation allowance for losses in Canada.

At July 31, 2013, U.S. net operating losses were approximately $3.8 million, which management intends on carrying back to the July 31, 2011 fiscal year to obtain a refund. As of July 31, 2013, the foreign tax credit carryforwards were $0.5 million, which will start expiring in fiscal year 2021.

## Critical Accounting Policies

The preceding discussion and analysis of our financial condition and results of operating results are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies used in the preparation of our consolidated financial statements are more fully described in the consolidated financial statements included in Item 8 of this Annual Report.

Many of our significant accounting policies require complex judgments to estimate values of assets and liabilities. In making these judgments, management must make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Because changes in such estimates and assumptions could significantly affect our reported financial position and results of operations, detailed policies and control procedures have been established to ensure that valuation methods, including judgments made as part of such methods, are well controlled, independently reviewed, and are applied consistently from period to period.

On an on-going basis, we evaluate our estimates to ensure that they are based on assumptions that we believe to be reasonable under current circumstances. Our actual results may differ from these estimates and assumptions.

Of the significant policies used to prepare our consolidated financial statements, the items discussed below require critical accounting estimates involving a high degree of judgment and complexity. For all of these critical policies, we caution that future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment. This information should be read in conjunction with our consolidated financial statements included herein.

## *Revenue Recognition*

Our revenues are derived primarily from the professional and technical services performed by its employees or, in certain cases, by subcontractors engaged to perform on under contracts entered into with our clients. The revenues recognized, therefore, are derived from our ability to charge clients for those services under the contracts. Sales and cost of sales at our South American subsidiaries exclude tax assessments by governmental authorities, which are collected by us from its customers and then remitted to governmental authorities.

Substantially all of our revenue is derived from environmental consulting work. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

| Contract Type | Work Type | Revenue Recognition Policy |
|---|---|---|
| Time and Materials | Consulting | As incurred at contract rates. |
| Fixed Price | Consulting | Percentage of completion, approximating the ratio of either total costs or Level of Effort (LOE) hours incurred to date to total estimated costs or LOE hours. |
| Cost-Type | Consulting | Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts. |

Revenues associated with these contract types are summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Time and materials | $ 64,522,639 | $ 76,889,583 | $ 92,980,325 |
| Fixed price | 58,244,072 | 67,638,479 | 66,987,437 |
| Cost-plus | 12,170,180 | 10,882,037 | 9,205,098 |
| Total revenue | $134,936,891 | $155,410,099 | $169,172,860 |

Fixed-price contracts generally present the highest level of financial and performance risk, but often also provide the highest potential financial returns. Cost-plus contracts present a lower risk, but generally provide lower returns and often include more onerous terms and conditions. Time-and-materials contracts generally represent the time spent by our professional staff at stated or negotiated billing rates.

Fixed price contracts are accounted for using the "percentage-of-completion" method, wherein revenue is recognized as project progress occurs. Time and material contracts are accounted for over the period of performance, in proportion to the costs of performance, predominately based on labor hours incurred. If an estimate of costs at completion on any contract indicates that a loss will be incurred, the entire estimated loss is charged to operations in the period the loss becomes evident.

The percentage of completion revenue recognition method requires the use of estimates and judgment regarding a project's expected revenues, costs and the extent of progress towards completion. We have a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs. However, due to uncertainties inherent in the estimation process, actual completion costs may vary significantly from estimates.

Most of our percentage-of-completion projects follow a method which approximates the "cost-to-cost" method of determining the percentage of completion. Under the cost-to-cost method, we make periodic estimates of our progress towards project completion by analyzing costs incurred to date, plus an estimate of the amount of costs that we expect to incur until the completion of the project. Revenue is then calculated on a cumulative basis (project-to-date) as the total contract value multiplied by the current percentage-of-completion. The revenue for the current period is calculated as cumulative revenues less project revenues already recognized. The recognition of revenues and profit is dependent upon a variety of estimates which can be difficult to accurately determine until a project is significantly underway.

For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods such as actual labor hours, for measuring progress on the project and recognize revenue accordingly. For instance, in a project where a large amount of equipment is purchased or an extensive amount of mobilization is involved, including these costs in calculating the percentage-of-completion may overstate the actual progress on the project. For these types of projects, actual labor hours spent on the project may be a more appropriate measure of the progress on the project.

Our contracts with the U.S. government contain provisions requiring compliance with the Federal Acquisition Regulation ("FAR"), and the Cost Accounting Standards ("CAS"). These regulations are generally applicable to all of our federal government contracts and are partially or fully incorporated in many local and state agency contracts. They limit the recovery of certain specified indirect costs on contracts subject to the FAR. Cost-plus contracts covered by the FAR provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed. Most of our federal government contracts are subject to termination at the convenience of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

Federal government contracts are subject to the FAR and some state and local governmental agencies require audits, which are performed for the most part by the Defense Contract Audit Agency ("DCAA"). The DCAA audits overhead rates, cost proposals, incurred government contract costs, and internal control systems. During the course of its audits, the DCAA may question incurred costs if it believes we have accounted for such costs in a manner inconsistent with the requirements of the FAR or CAS and recommend that our U.S. government financial administrative contracting officer disallow such costs. Historically, we have not experienced significant disallowed costs as a result of such audits. However, we can provide no assurance that such audits will not result in material disallowances of incurred costs in the future.

We maintain an allowance for project disallowances in other accrued liabilities for potential cost disallowances resulting from government audits and project close-outs. Government audits have been completed for fiscal years through 2007 and final rates have been negotiated for fiscal years through 2005. We have estimated our exposure based on completed audits, historical experience and discussions with the government auditors. If these estimates or their related assumptions change, we may be required to adjust its recorded allowance for project disallowances.

## *Allowance for Doubtful Accounts and Contract Adjustments*

We reduce our contract receivables by recording an allowance for doubtful accounts for estimated credit losses resulting from a client's inability or unwillingness to pay valid obligations to us. The resulting provision for bad debts is recorded within administrative and indirect operating expenses on the consolidated statements of income. The likelihood that the customer will pay is based on the judgment of those closest to the related project and the customer. At a minimum, management considers the following factors to determine the collectability of contract receivables for any specific project:

- Customer acknowledgment of amount owed to us;
- Customer liquidity/ability to pay;
- Historical experience with collections from the customer;
- Amount of time elapsed since last payment; and
- Economic, geopolitical and cultural considerations for the home country of the customer.

We recognize that there is a high degree of subjectivity and imprecision inherent in the process of estimating future credit losses that are based on historical trends and customer data. As a result, actual credit losses can differ from these estimates.

We also reduce contract receivables by establishing an allowance for billed and earned contract revenues that have become unrealizable, or may become unrealizable in the future. Management reviews contract receivables and determines allowances amounts based on:

- our operating performance related to the adequacy of the services performed;
- the status of change orders and claims;
- our historical experience with the customer settling change orders and claims; and
- economic, geopolitical and cultural considerations for the home country of the customer.

We recognize that there is a high degree of subjectivity and imprecision inherent in the process of estimating contract allowances that are based on historical trends and customer data. As a result, actual contract losses can differ from these estimates.

## *Goodwill*

Goodwill of $1.2 million on our consolidated balance sheets represents the excess of purchase price over the fair value of identifiable net assets acquired in various business acquisitions. Goodwill is not amortized, but is reviewed for impairment annually during the fourth quarter of our fiscal year, or more frequently if events, transactions or changes in circumstances indicate that the carrying amount may not be recoverable. We utilize a discounted cash flows methodology for determining the fair value of the business units to which goodwill has been assigned. Our discounted cash flows methodology includes the following critical assumptions:

- Growth rates applied to projected earnings
- Discount rates and terminal year growth rates applied to future cash flow projections

Our impairment testing of goodwill is considered to be a critical accounting estimate due to the significant judgment required for certain assumptions utilized in the models to determine fair value. Assumptions used involve a high degree of subjectivity that is based on historical experience and internal forecasts of future results. Actual results in future periods may not necessarily approximate historical experience or forecasts.

We completed our annual goodwill impairment test as of July 31, 2013, and concluded that our recorded goodwill was not at risk for impairment as of that date. As of July 31, 2013, the estimated fair values of each of the individual business units to which goodwill has been assigned exceeded their carrying values by at least $0.7 million.

### *Income Taxes*

We operate within multiple tax jurisdictions in the United States and in foreign countries. The calculations of income tax expense or benefit and related balance sheet amounts involve a high degree of management judgment regarding estimates of the timing and probability of recognition of revenue and deductions. The interpretation of tax laws involves uncertainty, since tax authorities may interpret laws differently than we do. We are subject to audit in all of our tax jurisdictions, which may involve complex issues and may require an extended period of time to resolve. Ultimate resolution of tax matters may result in favorable or unfavorable impacts to our net income and/or cash flows. In management's opinion, adequate reserves have been recorded for any future taxes that may be owed as a result of examination by any taxing authority.

A tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. We recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses. Whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. Based on evidence available, management has determined that we did not have any uncertain tax positions at July 31, 2013 or 2012.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates expected to be in effect for the year in which the temporary differences are expected to reverse. Our policy is to establish a valuation allowance if it is "more likely than not" that the related tax benefits will not be realized. At July 31, 2013 and 2012, we determined based on available evidence, including historical financial results for the last three years and forecasts of future results, that it is "more likely than not" that a portion of these items may not be recoverable in the future. Accordingly, we recorded total valuation allowances of $0.6 million and $0.3 million at July 31, 2013 and 2012, respectively, as a reduction of deferred tax assets.

The valuation allowance related to deferred tax assets is considered to be a critical estimate because, in assessing the likelihood of realization of deferred tax assets, management considers taxable income trends and forecasts. Actual income taxes expensed and/or paid could vary from estimated amounts due to the impacts of various factors, including:

- changes to tax laws enacted by taxing authorities;
- final review of filed tax returns by taxing authorities; and
- actual financial condition and results of operations for future periods that could differ from forecasted amounts.

## Inflation

During the fiscal years ended July 31, 2013, 2012 and 2011, inflation did not have a material impact on our business because a significant amount of our contracts are either cost based or contain commercial rates for services that are adjusted annually.

## Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of July 31, 2013 or 2012.

## Management's Report on Internal Control Over Financial Reporting

### The Board of Directors and Stockholders of Ecology and Environment, Inc.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Internal controls include those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of July 31, 2013 based on the criteria in *Internal Control—Integrated Framework* issued by the COSO. Based upon this assessment, management has concluded that our internal control over financial reporting was effective as of July 31, 2013.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.

By:



Gerald A. Strobel
Chief Executive Officer

By:



H. John Mye III
Chief Financial and Accounting Officer

## Report of Independent Registered Public Accounting Firm

### To the Board of Directors and Shareholders of Ecology and Environment, Inc.

We have audited the accompanying consolidated balance sheets of Ecology and Environment, Inc. and its subsidiaries (collectively, the Company) as of July 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended July 31, 2013. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

November 13, 2013

# Consolidated Balance Sheets

| | July 31, 2013 | July 31, 2012 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 9,444,660 | $10,467,770 |
| Investment securities available for sale | 1,463,864 | 1,404,582 |
| Contract receivables, net of allowance for doubtful accounts and contract adjustments of $5,592,800 and $10,238,391, respectively | 47,134,007 | 61,568,443 |
| Deferred income taxes | 4,308,538 | 4,799,724 |
| Income tax receivable | 4,355,260 | 2,502,431 |
| Other current assets | 1,784,826 | 1,802,843 |
| Total current assets | 68,491,155 | 82,545,793 |
| Property, building and equipment, net of accumulated depreciation of $24,569,139 and $22,584,958, respectively | 10,122,801 | 12,112,078 |
| Deferred income taxes | 1,089,060 | 860,499 |
| Other assets | 1,978,668 | 1,993,785 |
| Total assets | $81,681,684 | $97,512,155 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 9,864,138 | $11,492,602 |
| Line of credit | 6,528,691 | 12,309,335 |
| Accrued payroll costs | 7,102,910 | 7,529,728 |
| Current portion of long-term debt and capital lease obligations | 199,658 | 488,460 |
| Billings in excess of revenue | 6,437,730 | 8,281,919 |
| Other accrued liabilities | 4,070,073 | 3,932,588 |
| Total current liabilities | 34,203,200 | 44,034,632 |
| Income taxes payable | 124,793 | 194,023 |
| Deferred income taxes | 462,787 | 423,324 |
| Long-term debt and capital lease obligations | 251,614 | 102,635 |
| Commitments and contingencies (Note 18) | — | — |
| Shareholders' equity: | | |
| Preferred stock, par value $.01 per share (2,000,000 shares authorized; no shares issued) | — | — |
| Class A common stock, par value $.01 per share (6,000,000 shares authorized; 2,685,151 shares issued) | 26,851 | 26,851 |
| Class B common stock, par value $.01 per share; (10,000,000 shares authorized; 1,708,574 shares issued) | 17,087 | 17,087 |
| Capital in excess of par value | 20,016,873 | 19,751,992 |
| Retained earnings | 25,365,853 | 29,534,783 |
| Accumulated other comprehensive income | (84,527) | 711,842 |
| Treasury stock, at cost (Class A common: 79,110 and 84,730 shares; Class B common: 64,801 shares) | (1,798,233) | (1,897,032) |
| Total Ecology and Environment, Inc., shareholders' equity | 43,543,904 | 48,145,523 |
| Noncontrolling interests | 3,095,386 | 4,612,018 |
| Total shareholders' equity | 46,639,290 | 52,757,541 |
| Total liabilities and shareholders' equity | $81,681,684 | $97,512,155 |

*The accompanying notes are an integral part of these consolidated financial statements*

# Consolidated Statements of Operations

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Revenue, net | $134,936,891 | $155,410,099 | $169,172,860 |
| Cost of professional services and other direct operating expenses | 49,754,617 | 55,632,281 | 65,914,987 |
| Subcontract costs | 25,041,431 | 32,315,179 | 31,325,937 |
| Administrative and indirect operating expenses | 44,563,873 | 44,917,631 | 42,534,303 |
| Marketing and related costs | 14,046,177 | 15,601,112 | 15,251,165 |
| Depreciation and amortization | 2,428,844 | 2,160,062 | 1,760,763 |
| (Loss) Income from operations | (898,051) | 4,783,834 | 12,385,705 |
| Interest expense | (303,403) | (364,305) | (355,766) |
| Interest income | 244,191 | 174,743 | 85,771 |
| Other (expense) income | (40,127) | 206,813 | 64,524 |
| Gain on sale of assets and investment securities | 80,415 | — | 290,526 |
| Net foreign currency exchange (loss) gain | (50,839) | (403,419) | 284,411 |
| (Loss) Income before income tax provision | (967,814) | 4,397,666 | 12,755,171 |
| Income tax provision | 254,234 | 1,357,916 | 4,631,235 |
| Net (loss) income | $ (1,222,048) | $ 3,039,750 | $ 8,123,936 |
| Net income attributable to the noncontrolling interest | (908,386) | (2,266,171) | (1,163,673) |
| Net (loss) income attributable to Ecology and Environment, Inc. | $ (2,130,434) | $ 773,579 | $ 6,960,263 |
| Net (loss) income per common share: basic and diluted | $ (0.50) | $ 0.18 | $ 1.65 |
| Weighted average common shares outstanding: basic and diluted | $ 4,247,821 | $ 4,233,883 | $ 4,222,688 |

*The accompanying notes are an integral part of these consolidated financial statements*

## Consolidated Statements of Cash Flows

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Cash flows from operating activities: | | | |
| Net (loss) income | $(1,222,048) | $ 3,039,750 | $ 8,123,936 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Impairment of long-lived assets | 846,000 | — | — |
| Depreciation and amortization expense | 2,428,844 | 2,160,062 | 1,760,763 |
| (Provision) benefit for deferred income taxes | 203,165 | 113,717 | (910,413) |
| Share based compensation expense | 507,796 | 731,583 | 541,175 |
| Tax impact of share-based compensation | (74,429) | 105,988 | — |
| Gain on sale of assets and investment securities | (80,415) | — | (290,526) |
| Provision for contract adjustments | 6,319,650 | 1,810,557 | 2,943,470 |
| Bad debt expense | (287,426) | 514,411 | 450,000 |
| Decrease (increase) in: | | | |
| - contract receivables | 7,228,782 | (2,287,607) | (18,286,613) |
| - other current assets | (97,563) | 314,587 | (114,402) |
| - income tax receivable | (1,832,096) | (2,502,431) | — |
| - other non-current assets | 6,951 | 31,973 | 42,082 |
| Decrease (increase) in: | | | |
| - accounts payable | (628,189) | (1,859,530) | 822,701 |
| - accrued payroll costs | (172,087) | (1,458,928) | 1,545,961 |
| - income taxes payable | (69,230) | (1,375,614) | (98,721) |
| - billings in excess of revenue | (1,430,143) | 1,237,329 | 3,396,873 |
| - other accrued liabilities | 295,562 | (936,135) | 1,084,505 |
| Net cash provided by (used in) operating activities | 11,943,124 | (360,288) | 1,010,791 |
| Cash flows (used in) provided by investing activities: | | | |
| Acquisition of noncontrolling interest of subsidiaries | (595,556) | (908,892) | (637,745) |
| Purchase of Engineering Consulting Services, Inc., net of cash equivalents of $309,487 | — | — | (790,513) |
| Purchase of property, building and equipment | (1,845,241) | (4,443,962) | (2,476,059) |
| Change in accounts payable due to purchase of equipment | | (283,071) | 953,749 |
| Proceeds from sale of property and equipment | 1,554,425 | — | 322,807 |
| Proceeds from sale of investments | | | |
| Purchase of investment securities | (1,671,284) | 102,527 | (195,163) |
| Net cash used in investing activities | (2,557,656) | (5,533,398) | (2,822,924) |
| Cash flows (used in) provided by financing activities: | | | |
| Dividends paid | (2,037,323) | (2,046,657) | (1,814,839) |
| Proceeds from debt | 255,487 | 145,401 | 795,795 |
| Repayment of debt and capital lease obligations | (853,127) | (974,644) | (945,320) |
| Net (payments on) proceeds from line of credit | (5,782,992) | 12,309,335 | — |
| Distributions to noncontrolling interests | (1,532,912) | (1,123,896) | (847,749) |
| Proceeds from sale of subsidiary shares to noncontrolling interests | — | 41,634 | 90,368 |
| Purchase of treasury stock | — | (363,050) | (1,335,960) |
| Net cash (used in) provided by financing activities | (9,950,867) | 7,988,123 | (4,057,705) |
| Effect of exchange rate changes on cash and cash equivalents | (457,711) | (156,509) | 52,486 |
| Net decrease (increase) in cash and cash equivalents | (1,023,110) | 1,937,928 | (5,817,352) |
| Cash and cash equivalents at beginning of period | 10,467,770 | 8,529,842 | 14,347,194 |
| Cash and cash equivalents at end of period | $ 9,444,660 | $10,467,770 | $ 8,529,842 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid during the year for: | | | |
| - Interest | $ 301,154 | $ 395,146 | $ 342,778 |
| - Income Taxes | 1,596,760 | 6,510,514 | 5,559,378 |
| Supplemental disclosure of non-cash items: | | | |
| Dividends declared and not paid | 1,018,783 | 1,028,881 | 880,417 |
| Acquistion of noncontrolling interest of subsidiaries - Loan | 212,401 | 795,856 | 458,224 |
| Change in accounts payable due to equipment purchases | 670,678 | (283,071) | 953,749 |

*The accompanying notes are an integral part of these consolidated financial statements*

# Consolidated Statements of Changes in Shareholders' Equity

| | | Common Stock | | | | | Treasury Stock | | |
|---|---|---|---|---|---|---|---|---|---|
| | Class | Shares | Amount | Capital in Excess of Par Value | Retained Earnings | Accumulated Other Comprehensive Income (loss) | Shares | Amount | Noncontrolling Interests |
| Balance at July 31, 2010 | A | 2,685,072 | $26,850 | $20,059,200 | $25,800,803 | $ 815,906 | 201,262 | $(1,855,466) | $4,369,641 |
| | B | 1,708,653 | $17,088 | | | | | | |
| Net income | | — | — | — | 6,960,263 | — | — | — | 1,163,673 |
| Foreign currency translation adjustment | | — | — | — | — | 686,380 | — | — | 12,119 |
| Cash dividends paid ($.46 per share) | | — | — | — | (1,963,303) | — | — | — | — |
| Unrealized investment gain, net | | — | — | — | — | (11,189) | — | — | — |
| Conversion of common stock - B to A | A | 79 | 1 | — | — | — | — | — | — |
| | B | (79) | (1) | | | | | | |
| Repurchase of Class A common stock | | | | | | | 84,002 | (1,335,960) | |
| Issuance of stock under stock award plan | | — | — | (482,061) | — | — | (55,041) | 482,061 | — |
| Share-based compensation expense | | — | — | 541,175 | — | — | — | — | — |
| Sale of subsidiary shares to noncontrolling interests | | — | — | — | — | — | — | — | 90,368 |
| Issuance of shares to noncontrolling interests | | — | — | — | — | — | — | — | 667,000 |
| Distributions to noncontrolling interests | | — | — | — | — | — | — | — | (847,749) |
| Purchase of additional noncontrolling interests | | — | — | (135,285) | — | 36,092 | (39,895) | 391,850 | (1,531,623) |
| Stock award plan forfeitures | | — | — | — | — | — | 396 | — | — |
| Balance at July 31, 2011 | A | 2,685,151 | $26,851 | $19,983,029 | $30,797,763 | $1,527,189 | 190,724 | $(2,317,515) | $3,923,429 |
| | B | 1,708,574 | $17,087 | | | | | | |
| Net income | | — | — | — | 773,579 | — | — | — | 2,266,171 |
| Foreign currency translation adjustment | | — | — | — | — | (871,476) | — | — | 124,455 |
| Cash dividends paid ($.48 per share) | | — | — | — | (2,036,559) | — | — | — | — |
| Unrealized investment gain, net | | — | — | — | — | 17,597 | — | — | — |
| Repurchase of Class A common stock | | — | — | — | — | — | 22,825 | (363,050) | — |
| Issuance of stock under stock award plan | | — | — | (716,662) | — | — | (62,099) | 716,662 | — |
| Share-based compensation expense | | — | — | 731,583 | — | — | — | — | — |
| Tax impact of share based compensation | | — | — | 105,988 | — | — | — | — | — |
| Sale of subsidiary shares to noncontrolling interests | | — | — | — | — | — | — | — | 41,634 |
| Distributions to noncontrolling interests | | — | — | — | — | — | — | — | (1,123,896) |
| Purchase of additional noncontrolling interests | | — | — | (351,946) | — | 38,532 | (5,208) | 66,871 | (619,775) |
| Stock award plan forfeitures | | — | — | — | — | — | 3,289 | | |
| Balance at July 31, 2012 | A | 2,685,151 | $26,851 | $19,751,992 | $29,534,783 | $ 711,842 | 149,531 | $(1,897,032) | $4,612,018 |
| | B | 1,708,574 | $17,087 | | | | | | |
| Net (loss) Income | | — | — | — | (2,130,434) | — | — | — | 908,386 |
| Foreign currency translation adjustment | | — | — | — | — | (790,464) | — | — | (116,171) |
| Cash dividends paid ($.48 per share) | | — | — | — | (2,038,496) | — | — | — | — |
| Unrealized investment loss, net | | — | — | — | — | (28,675) | — | — | — |
| Share-based compensation expense | | — | — | 507,796 | — | — | — | — | — |
| Tax impact of share based compensation | | — | — | (74,429) | — | — | — | — | — |
| Distributions to noncontrolling interests | | — | — | — | — | — | — | — | (1,532,912) |
| Purchase of additional noncontrolling interests | | — | — | (168,486) | — | 22,770 | (7,804) | 98,799 | (775,935) |
| Stock award plan forfeitures | | — | — | — | — | — | 2,184 | — | — |
| Balance at July 31, 2013 | A | 2,685,151 | $26,851 | $20,016,873 | $25,365,853 | $ (84,527) | 143,911 | $(1,798,233) | $3,095,386 |
| | B | 1,708,574 | $17,087 | | | | | | |

*The accompanying notes are an integral part of these consolidated financial statements*

# Notes to Consolidated Financial Statements

## 1. Organization and Basis of Presentation

Ecology and Environment, Inc., ("EEI" or the "Parent Company") was incorporated in 1970 as a global broad-based environmental consulting firm whose underlying philosophy is to provide professional services worldwide so that sustainable economic and human development may proceed with acceptable impact on the environment. Together with its subsidiaries (collectively, the "Company"), EEI has direct and indirect ownership in 19 wholly owned and majority owned operating subsidiaries in 12 countries. The Company's staff is comprised of individuals representing more than 80 scientific, engineering, health, and social disciplines working together in multidisciplinary teams to provide innovative environmental solutions. The Company has completed more than 50,000 projects for a wide variety of clients in more than 120 countries, providing environmental solutions in nearly every ecosystem on the planet.

Certain prior year amounts were reclassified to conform to the consolidated financial statement presentation for the fiscal year ended July 31, 2013.

## 2. Recent Accounting Pronouncements

### *Accounting Pronouncements Adopted During the Fiscal Year Ended July 31, 2013*

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 requires entities to provide information about amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. In addition, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The Company adopted ASU 2013-12 effective February 1, 2013 and applied its provisions prospectively. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In June 2011, FASB issued ASU No. 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05"). ASU 2011-05 increases the prominence of other comprehensive income in financial statements. Under ASU 2011-05, companies have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The Company adopted ASU 2011-05 effective August 1, 2012 and applied its provisions retrospectively. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

### *Accounting Pronouncements Not Yet Adopted as of July 31, 2013*

In July 2013, FASB issued ASU No. 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). ASU 2013-11 requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The Company intends to adopt the provisions of ASU 2013-11 effective August 1, 2014 and apply its provisions retrospectively. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

## 3. Summary of Significant Accounting Policies

### *Consolidation*

The consolidated financial statements include the accounts of the EEI and its wholly owned and majority owned subsidiaries. All intercompany transactions and balances have been eliminated.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as of the date of the financial statements, which affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

### *Revenue Recognition and Contract Receivables, Net*

Substantially all of the Company's revenue is derived from environmental consulting work. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

| Contract Type | Work Type | Revenue Recognition Policy |
|---|---|---|
| Time and Materials | Consulting | As incurred at contract rates. |
| Fixed Price | Consulting | Percentage of completion, approximating the ratio of either total costs or Level of Effort (LOE) hours incurred to date to total estimated costs or LOE hours. |
| Cost-Type | Consulting | Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts. |

Revenues reflected in the Company's consolidated statements of operations represent services rendered for which the Company maintains a primary contractual relationship with its customers.

Included in revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors.

Substantially all of the Company's cost-type work is with federal governmental agencies and, as such, is subject to audits after contract completion. Under these cost-type contracts, provisions for adjustments to accrued revenue are recognized on a quarterly basis and based on past audit settlement history. Government audits have been completed and final rates have been negotiated through fiscal year 2005. The Company records an allowance for project disallowances in other accrued liabilities for potential disallowances resulting from government audits (refer to Note 11 of these consolidated financial statements).

Change orders can occur when changes in scope are made after project work has begun, and can be initiated by either the Company or its clients. Claims are amounts in excess of the agreed contract price which the Company seeks to recover from a client for customer delays and /or errors or unapproved change orders that are in dispute. Costs related to change orders and claims are recognized as incurred. Revenues and profit are recognized on change orders when it is probable that the change order will be approved and the amount can be reasonably estimated. Revenues are recognized only up to the amount of costs incurred on contract claims when realization is probable, estimable and reasonable support from the customer exists.

All bid and proposal and other pre-contract costs are expensed as incurred. Out of pocket expenses such as travel, meals, field supplies, and other costs billed direct to contracts are included in both revenues and cost of professional services. Sales and cost of sales at the Company's South American subsidiaries exclude tax assessments by governmental authorities, which are collected by the Company from its customers and then remitted to governmental authorities.

Billed contract receivables represent amounts billed to clients in accordance with contracted terms, which have not been collected from clients as of the end of the reporting period. Billed contract receivables may include: (1) amounts billed for revenues from incurred costs and fees that have been earned in accordance with contractual terms; and (2) progress billings in accordance with contractual terms that include revenue not yet earned as of the end of the reporting period.

Unbilled contract receivables result from: (i) revenues from incurred costs and fees which have been earned, but are not billed as of period-end; and (ii) differences between year-to-date provisional billings and year-to-date actual contract costs incurred.

The Company reduces contract receivables by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client's inability or unwillingness to pay valid obligations to the Company. The resulting provision for bad debts is recorded within administrative and indirect operating expenses on the consolidated statements of operations.

The Company also reduces contract receivables by establishing an allowance for billed and earned contract revenues that have become unrealizable, or may become unrealizable in the future. Management reviews contract receivables and determines allowance amounts based on historical experience, geopolitical considerations, client acknowledgment of the amount owed, client ability to pay, relationship history with the client and the probability of payment. Such contract adjustments are recorded as direct adjustments to revenue in the consolidated statements of operations.

### *Investment Securities, Available for Sale*

Investment securities have been classified as available for sale and are stated at fair value. Unrealized gains or losses related to investment securities available for sale are recorded in accumulated other comprehensive income, net of applicable income taxes in the accompanying consolidated balance sheets and consolidated statements of changes in shareholders' equity. The cost basis of securities sold is based on the specific identification method.

### *Property, Building and Equipment, Depreciation and Amortization*

Property, building and equipment are stated at the lower of depreciated or amortized cost or fair market value. Land and land improvements are not depreciated or amortized. Methods of depreciation or amortization and useful lives for all other long-lived assets are summarized in the following table.

| | Depreciation/Amortization Method | Useful Lives |
|---|---|---|
| Buildings | Straight-line | 32-40 Years |
| Building Improvements | Straight-line | 7-15 Years |
| Field Equipment | Straight-line | 3-7 Years |
| Computer equipment | Straight-line and Accelerated | 3-7 Years |
| Computer software | Straight-line | 10 Years |
| Office furniture and equipment | Straight-line | 3-7 Years |
| Vehicles | Straight-line | 3-5 Years |
| Leasehold improvements | Straight-line | (1) |

(1) Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter.

Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized when either the value or useful life of the related asset have been increased. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

The Company capitalizes costs of software acquisition and development projects, including costs related to software design, configuration, coding, installation, testing and parallel processing. Capitalized software costs are recorded in fixed assets, net of accumulated amortization, on the consolidated balance sheets. Capitalized software development costs generally include:

- external direct costs of materials and services consumed to obtain or develop software for internal use;
- payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, to the extent of time spent directly on the project;
- costs to obtain or develop software that allows for access or conversion of old data by new systems;
- costs of upgrades and/or enhancements that result in additional functionality for existing software; and

- interest costs incurred while developing internal-use software that could have been avoided if the expenditures had not been made.

The costs of computer software obtained or developed for internal use is amortized on a straight-line basis over the estimated useful life of the software. Amortization begins when the software and all related software modules on which it is functionally dependent are ready for their intended use. Amortization expense is recorded in depreciation and amortization in the consolidated statements of operations. The Company's amortization period does not exceed ten years for any capitalized software project.

The following software-related costs are generally expensed as incurred and recorded in general and administrative expenses on the consolidated statements of operations:

- research costs, such as costs related to the determination of needed technology and the formulation, evaluation and selection of alternatives;
- costs to determine system performance requirements for a proposed software project;
- costs of selecting a vendor for acquired software;
- costs of selecting a consultant to assist in the development or installation of new software;
- internal or external training costs related to software;
- internal or external maintenance costs related to software;
- costs associated with the process of converting data from old to new systems, including purging or cleansing existing data, reconciling or balancing of data in the old and new systems and creation of new data;
- updates and minor modifications; and
- fees paid for general systems consulting and overall control reviews that are not directly associated with the development of software.

Capitalized software costs are evaluated for recoverability/impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable, including when:

- existing software is not expected to provide future service potential;
- it is no longer probable that software under development will be completed and placed in service; and
- costs of developing or modifying internal-use software significantly exceed expected development costs or costs of comparable third-party software.

Refer to Note 7 of these consolidated financial statements for additional disclosures regarding the Company's property, plant and equipment.

### *Fair Value of Financial Instruments*

The Company's financial assets or liabilities are measured using inputs from the three levels of the fair value hierarchy. The asset's or liability's classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has not elected a fair value option on any assets or liabilities. The three levels of the hierarchy are as follows:

*Level 1 Inputs* – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Generally this includes debt and equity securities and derivative contracts that are traded on an active exchange market (e.g., New York Stock Exchange) as well as certain U.S. Treasury and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets.

*Level 2 Inputs* – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, credit risks, etc.) or can be corroborated by observable market data. The Company's investment securities classified as Level 2 are comprised of international and domestic corporate and municipal bonds.

*Level 3 Inputs* – Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Refer to Note 5 of these consolidated financial statements for additional disclosures regarding the fair value of the Company's financial instruments.

### *Goodwill*

Goodwill of $1.2 million is included in other assets on the accompanying consolidated balance sheets. Goodwill is subject to an annual assessment for impairment by comparing the estimated fair values of reporting units to which Goodwill has been assigned, as calculated using a discounted cash flow method, to the recorded book value of the respective reporting units. The Company's most recent annual impairment assessment for goodwill was completed during the fourth quarter of fiscal year 2013. The results of this assessment showed that the fair values of the reporting units to which goodwill is assigned was in excess of the book values of the respective reporting units, resulting in the identification of no goodwill impairment.

Goodwill is also assessed for impairment between annual assessments whenever events or circumstances make it more likely than not that an impairment may have occurred. The Company identified no events or changes in circumstances during the fiscal year ended July 31, 2013 that necessitated an evaluation for impairment of goodwill.

### *Impairment of Long-Lived Assets*

The Company assesses recoverability of the carrying value of long-lived assets by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. The Company identified no events or changes in circumstances that necessitated an evaluation for an impairment of long lived assets during the fiscal year ended July 31, 2013.

### Foreign Currencies

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Translation adjustments are deferred in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The Company recorded foreign currency transaction (losses) gains of approximately $(0.1) million, $(0.4) million and $0.3 million for the fiscal years ended July 31, 2013, 2012 and 2011, respectively.

The financial statements of foreign subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates transaction adjustments which are included in net income. The Company did not record any highly inflationary economy translation adjustments for the fiscal years ended July 31, 2013, 2012 or 2011.

### Income Taxes

The Company follows the asset and liability approach to account for income taxes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could be reduced in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

Income tax expense includes U.S. and international income taxes, determined using the applicable statutory rates. A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences and net operating loss carryforwards.

The Company has significant deferred tax assets, resulting principally from contract reserves and accrued expenses. The Company periodically evaluates the likelihood of realization of deferred tax assets, and provides for a valuation allowance when necessary.

Additionally, the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic Income Taxes, prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. A tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses.

Refer to Note 10 of these consolidated financial statements for additional disclosures regarding income taxes.

### Defined Contribution Plans

EEI has a non-contributory defined contribution plan providing deferred benefits for substantially all of its employees. The annual expense of the defined contribution plan is based on a percentage of eligible wages as authorized by EEI's Board of Directors.

Walsh Environmental Scientists & Engineers, LLC ("Walsh"), a majority owned subsidiary of EEI, has a defined contribution plan providing deferred benefits for substantially all of its employees. Walsh contributes a percentage of eligible wages up to a maximum of 4%.

Refer to Note 15 of these consolidated financial statements for additional disclosures regarding the Company's defined contribution plans.

### Stock-Based Compensation

The company expenses the value of employee stock awards over the vesting period of the respective award. Share-based awards are measured at fair value on the respective grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest is not reversed if the awards expire without being exercised.

Refer to Note 12 of these consolidated financial statements for additional disclosures regarding stock-based compensation.

### Earnings Per Share

Basic and diluted earnings per share ("EPS") is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. The Company allocates undistributed earnings between the classes on a one-to-one basis when computing EPS. As a result, basic and fully diluted earnings per Class A and Class B shares are equal amounts. Refer to Notes 13 and 16 of these consolidated financial statements for additional disclosures regarding EPS.

### Comprehensive (Loss) Income

Comprehensive (loss) income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." Comprehensive (loss) income includes total net earnings plus other comprehensive (loss) income during a reporting period. Other comprehensive (loss) income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

## 4. Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company invests cash in excess of operating requirements in income-producing short-term investments. At July 31, 2013 and 2012, money market funds of $1.5 million and $2.0 million, respectively, were included in cash and cash equivalents in the accompanying consolidated balance sheets and consolidated statements of cash flows. Approximately $0.7 million of bank overdrafts were classified as accounts payable at July 31, 2013.

## 5. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that are measured at fair value on a recurring basis is summarized by level within the fair value hierarchy in the following table.

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Balance at July 31, 2013: | | | | |
| Investment securities, available for sale | $1,463,864 | $ — | $ — | $1,463,864 |
| Balance at July 31, 2012: | | | | |
| Investment securities, available for sale | $ 1,353,365 | $51,217 | $ — | $1,404,582 |

Investment securities, available for sale includes mutual funds that are valued at the net asset value of shares ("NAV") held by the Company at period end. Mutual funds held by the Company are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price, and are deemed to be actively traded. The Company recorded gross unrealized gains of less than $0.1 million related to these funds in accumulated other comprehensive income at July 31, 2013 and 2012.

The carrying amount of cash and cash equivalents approximated fair value at July 31, 2013 and 2012. These assets were classified as level 1 instruments at both dates.

Long-term debt consists of bank loans and capitalized equipment leases. Lines of credit consist of borrowings for working capital requirements. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt and line of credit borrowings, management believes that the carrying amount of these liabilities approximated fair value at July 31, 2013 and 2012. These liabilities were classified as level 2 instruments at both dates.

There were no financial instruments classified as level 3 at July 31, 2013 or 2012.

## 6. Contract Receivables, net

Contract receivables, net are summarized in the following table.

| | Balance at July 31, | |
|---|---|---|
| | 2013 | 2012 |
| Contract Receivables: | | |
| Billed | $36,284,950 | $42,977,016 |
| Unbilled | 16,441,857 | 28,829,818 |
| | 52,726,807 | 71,806,834 |
| Allowance for doubtful accounts and contract adjustments | (5,592,800) | (10,238,391) |
| Total contract receivables, net | $47,134,007 | $61,568,443 |

Billed contract receivables include contractual retainage balances of $0 and $0.2 million at July 31, 2013 and 2012, respectively. Management anticipates that the July 31, 2013 unbilled receivables will be substantially billed and collected within one year.

### *Contract Receivable Concentrations*

Significant concentrations of contract receivables and the allowance for doubtful accounts and contract adjustments are summarized in the following table.

| | Balance at July 31, 2013 | |
|---|---|---|
| Region | Contract Receivables | Allowance for Doubtful Accounts and Contract Adjustments |
| United States, Canada and South America | $41,302,180 | $ 1,576,746 |
| Middle East/Africa | 10,876,151 | 3,886,508 |
| Asia | 548,476 | 129,546 |
| Totals | $52,726,807 | $ 5,592,800 |

| | Balance at July 31, 2012 | |
|---|---|---|
| Region | Contract Receivables | Allowance for Doubtful Accounts and Contract Adjustments |
| United States, Canada and South America | $46,064,299 | $ 1,729,515 |
| Middle East/Africa | 21,224,062 | 7,377,650 |
| Asia | 4,518,473 | 1,131,226 |
| Totals | $71,806,834 | $10,238,391 |

During the three months ended July 31, 2013, the Company recorded $10.7 million of specific write-offs of aged and uncollectible contract receivables related to projects in China, the Middle East and northern Africa, which resulted in equivalent reductions in contract receivables and the allowance for doubtful accounts and contract adjustments. The decision to write-off these contract receivable balances was based on management's assessment that cash collections are not likely.

Prior to these write-off adjustments, combined contract receivables related to projects in the Middle East, Africa and Asia represented 35% and 36% of total contract receivables at July 31, 2013 and 2012, while the combined allowance for doubtful accounts and contract adjustments related to these projects represented 90% and 83%, respectively, of the total allowance for doubtful accounts and contract adjustments at those same period end dates. These allowance percentages highlight the Company's experience of heightened operating risks (i.e., political, regulatory and cultural risks) within these foreign regions in comparison with similar risks in the United States, Canada and South America. These heightened operating risks have ultimately resulted in increased collection risks as well as the expending of resources that the Company may not recover for several months, or at all.

### *Middle East/Africa*

As of July 31, 2012, the Company recorded $14.8 million of contract receivables and $3.9 million of allowance for doubtful accounts and contract adjustments related to specific projects in the Middle East. During the quarter ended January 31, 2013, the Company received $7.1 million of cash related to one of these projects, which resulted in reductions in contract receivables and the allowance for doubtful accounts and contract adjustments of $7.1 million and $1.7 million, respectively. This reduction in the allowance for doubtful accounts and contract adjustments was partially offset by $0.4 million of contract adjustments recorded in response to continued aging of contract receivables related to other projects in the Middle East.

During fiscal year 2013, the Company recorded $0.9 million of contract adjustments related to work completed for a project in northern Africa, for which the client has not yet approved the project tasks as of July 31, 2013.

During the three months ended July 31, 2013, the Company recorded $3.4 million of specific write-offs of aged, uncollectible and fully reserved contract receivables related to projects in the Middle East and Africa, which resulted in equivalent reductions in contract receivables and the allowance for doubtful accounts and contract adjustments.

### *Asia*

In January 2013, the Company announced that it had entered into a contract to provide environmental consulting services to a client in China. This contract replaced a previous agreement from fiscal year 2011. Through July 31, 2013, the Company recorded $6.8 million of contract receivables related to these agreements in China. Since inception of these agreements, the Company encountered significant transitional issues and delays in collecting payments due to us.

After considering the age of the related contract receivables, non-payment of advanced payments owed to the Company and the lack of any other cash collections to date, management concluded during the fourth quarter of fiscal year 2013 that the contract receivables from the client in China were uncollectible, and the Company recorded $4.8 million of contract adjustments during the quarter, of which $3.8 million related to revenue and contract receivables recorded during fiscal year 2013. For all of fiscal year 2013, the Company recorded $6.3 million of contract adjustments related to these contract receivables. The total allowance for doubtful accounts and contract adjustments related to these contracts was $6.8 million at July 31, 2013, which represented 100% of the related contract receivable balances. During the fourth quarter of fiscal year 2013, management suspended all project activity related to these contracts.

During the three months ended July 31, 2013, the Company recorded $7.3 million of specific write-offs of aged, uncollectible and fully reserved contract receivables related to projects in China, which resulted in equivalent reductions in contract receivables and the allowance for doubtful accounts and contract adjustments.

### *Allowance for Doubtful Accounts and Contract Adjustments*

Activity within the allowance for doubtful accounts and contract adjustments is summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Balance at beginning of period | $10,238,391 | $ 6,755,087 | $3,373,673 |
| Net increase (decrease) due to adjustments in the allowance for: | | | |
| Contract adjustments (1) | 6,319,650 | 1,635,311 | 3,355,971 |
| Doubtful accounts (2) | (287,426) | 689,657 | 424,377 |
| Transfer of reserves to (from) allowance for doubtful accounts and contract adjustments from (to) allowance for project disallowances (3) | 61,123 | 1,158,336 | (398,934) |
| Specific write-off of contract receivables and reserves during the period | (10,738,938) | — | — |
| Balance at end of period | $ 5,592,800 | $10,238,391 | $6,755,087 |

(1) Increases (decreases) to the allowance for contract adjustments on the consolidated balance sheets are also recorded as (decreases) increases to revenue on the consolidated statements of operations.

(2) Increases (decreases) to the allowance for doubtful accounts on the consolidated balance sheets are also recorded as increases (decreases) to administrative and other indirect operating expenses on the consolidated statements of operations.

(3) The allowance for project disallowances is included in other accrued liabilities on the consolidated balance sheets. Refer to Note 11 of these consolidated financial statements.

## 7. Property, Building and Equipment, Net

Property, plant and equipment is summarized in the following table.

| | Balance at July 31, | |
|---|---|---|
| | 2013 | 2012 |
| Land and land improvements | $ 393,051 | $ 393,051 |
| Buildings and building improvements | 12,231,788 | 12,231,788 |
| Field Equipment | 3,128,859 | 3,214,319 |
| Computer equipment | 8,931,030 | 8,533,890 |
| Computer software | 3,617,527 | 4,057,531 |
| Office furniture and equipment | 4,023,004 | 3,898,444 |
| Vehicles | 1,548,901 | 1,511,742 |
| Other | 817,780 | 856,271 |
| | 34,691,940 | 34,697,036 |
| Accumulated depreciation and amortization | (24,569,139) | (22,584,958) |
| | $10,122,801 | $12,112,078 |

During fiscal years 2012 and 2013, the Company acquired and developed a new operating and financial software system for use by EEI and its U.S. and foreign subsidiaries. Through July 31, 2013, the Company capitalized $4.1 million of expenditures for the acquisition and development of this system, which was being amortized over a 10 year useful life. During the quarter ended July 31, 2013, management assessed the utility and effectiveness of various modules included in the software package, and determined that certain software modules do not meet the needs of users that rely on the system and will not provide any future service potential. As a result, the Company recorded a software impairment charge of $0.8 million during the three months ended July 31, 2013, which was included in administrative and indirect operating expenses on the accompanying consolidated statements of operations.

In November 2013, after an extensive assessment process, management decided to abandon its existing operating and financial software system and migrate to new system software. The Company currently plans to acquire and develop the new software during fiscal year 2014, with a target go-live date of August 1, 2014. The Company will continue to utilize the current software system until the new system go-live date, at which time the current system will be abandoned. As a result, management anticipates that unamortized software development costs for the current system of $2.7 million as of July 31, 2013 will be completely amortized by July 31, 2014.

## 8. Lines of Credit

Unsecured lines of credit are summarized in the following table.

| | Balance at July 31, | |
|---|---|---|
| | 2013 | 2012 |
| Outstanding cash draws, recorded as lines of credit on the accompanying consolidated balance sheets | $ 6,528,691 | $12,309,335 |
| Outstanding letters of credit to support operations | 3,080,938 | 2,615,415 |
| Total amounts used under lines of credit | 9,609,629 | 14,924,750 |
| Remaining amounts available under lines of credit | 24,759,371 | 19,444,250 |
| Total approved unsecured lines of credit | $34,369,000 | $34,369,000 |

Contractual interest rates ranged from 2.5% to 5.0% at July 31, 2013 and 2012. The Company's lenders have reaffirmed the lines of credit within the past twelve months.

## 9. Debt and Capital Lease Obligations

Debt and capital lease obligations are summarized in the following table.

| | July 31, | |
|---|---|---|
| | 2013 | 2012 |
| Various bank loans and advances at interest rates ranging from 5% to 14% | $ 276,934 | $ 372,744 |
| Capital lease obligations at varying interest rates averaging 11% | 174,338 | 218,351 |
| | 451,272 | 591,095 |
| Current portion of long-term debt and capital lease obligations | (199,658) | (488,460) |
| Long-term debt and capital lease obligations | $ 251,614 | $ 102,635 |

The aggregate maturities of long-term debt and capital lease obligations as of July 31, 2013 are summarized in the following table.

| | |
|---|---|
| August 2013 – July 2014 | $199,658 |
| August 2014 – July 2015 | 177,024 |
| August 2015 – July 2016 | 74,590 |
| August 2016 – July 2017 | — |
| August 2017 – July 2018 | — |
| Thereafter | — |
| Total | $451,272 |

## 10. Income Taxes

Income (loss) from continuing operations before provision (benefit) for income taxes and noncontrolling interest is summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Domestic | $(3,055,338) | $ (993,959) | $ 7,212,154 |
| Foreign | 2,087,524 | 5,391,625 | 5,543,017 |
| | $ (967,814) | $4,397,666 | $12,755,171 |

The income tax provision is summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| **Current:** | | | |
| Federal | $(985,865) | $ (175,203) | $ 3,014,130 |
| State | 181,434 | (232,800) | 786,651 |
| Foreign | 855,500 | 1,652,202 | 1,740,867 |
| | 51,069 | 1,244,199 | 5,541,648 |
| **Deferred:** | | | |
| Federal | 200,197 | 509,161 | (409,268) |
| State | (178,438) | (35,273) | (91,656) |
| Foreign | 181,406 | (360,171) | (409,489) |
| | 203,165 | 113,717 | (910,413) |
| | $ 254,234 | $1,357,916 | $ 4,631,235 |

A reconciliation of the income tax provision using the statutory U.S. income tax rate compared with the actual income tax provision reported on the consolidated statements of operations is summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Income tax provision at the U.S. federal statutory income tax rate | $(329,057) | $1,495,206 | $4,336,758 |
| Income from "pass-through" entities taxable to noncontrolling partners | (102,933) | (255,065) | (293,369) |
| International rate differences | (197,217) | (329,825) | (267,859) |
| Other foreign taxes, net of federal benefit | 94,528 | 211,088 | 114,797 |
| Foreign dividend income | 481,287 | 329,825 | 420,921 |
| Domestic manufacturing deduction | — | — | (229,593) |
| State taxes, net of federal benefit | 3,871 | 13,193 | 433,676 |
| Re-evaluation and settlements of tax contingencies | (58,105) | (180,304) | — |
| Peru non-deductible expenses | 173,707 | 211,000 | — |
| Canada valuation allowance | 130,950 | — | — |
| Other permanent differences | 57,203 | (137,202) | 115,904 |
| Income tax provision, as reported on the consolidated statements of operations | $ 254,234 | $1,357,916 | $ 4,631,235 |

The significant components of deferred tax assets (liabilities) are summarized in the following table.

| | Balane at July 31, 2013 | |
|---|---|---|
| | Current | Noncurrent |
| Contract and other reserves | $3,273,465 | $ — |
| Accrued compensation and expenses | 1,349,318 | 476,214 |
| Net operating loss carryforwards | — | 613,097 |
| Foreign and state income taxes | — | 52,375 |
| Federal benefit on state deferred taxes | (183,987) | (110,520) |
| Foreign tax credit | — | 461,154 |
| Valuation Allowance | (343,245) | (287,751) |
| Other | — | 89,208 |
| Net deferred tax assets | $4,095,551 | $1,293,777 |
| Fixed assets and intangibles | $ — | $ (308,845) |
| Other | 212,987 | (358,659) |
| Net deferred tax liabilities | $ 212,987 | $ (667,504) |

| | Balane at July 31, 2012 | |
|---|---|---|
| | Current | Noncurrent |
| Contract and other reserves | $4,004,631 | $ — |
| Accrued compensation and expenses | 1,267,004 | 531,386 |
| Net operating loss carryforwards | — | 555,437 |
| Foreign and state income taxes | — | 65,274 |
| Federal benefit on state deferred taxes | (192,927) | (41,259) |
| Foreign tax credit | — | 295,674 |
| Valuation Allowance | (258,831) | (61,406) |
| Other | — | 95,325 |
| Net deferred tax assets | $4,819,877 | $ 1,440,431 |
| Fixed assets and intangibles | $ — | $ (579,932) |
| Other | (20,153) | (423,324) |
| Net deferred tax liabilities | $ (20,153) | $ (1,003,256) |

For fiscal years 2013 and 2012, there was no one item that significantly impacted the change in the deferred tax assets and liabilities. A valuation allowance of approximately $0.6 million and $0.3 million was recorded at July 31, 2013 and 2012, respectively, which was primarily related to excess foreign tax credit carryforwards, the utilization of which is dependent on future foreign source income, and to operating losses in Asia and Canada.

The Company has not recorded income taxes applicable to undistributed earnings of all foreign subsidiaries that are indefinitely reinvested in those operations. At July 31, 2013, undistributed earnings of foreign subsidiaries that are indefinitely reinvested in those operations of approximately $5.2 million related primarily to operations in Saudi Arabia, Chile, Peru and Ecuador.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. During fiscal year 2011, the IRS completed the audit for fiscal year 2009 with no proposed changes. During fiscal year 2013, the IRS completed an examination of the fiscal year 2010 and 2011 income tax returns, which were settled without material adjustment. The Company's tax matters for the fiscal years 2012 and 2013 remain subject to examination by the IRS. During fiscal year 2012, the Company was audited by New York State for fiscal years 2008 through 2010, which resulted in no adjustments. The Company's tax matters in other material jurisdictions remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

During the fiscal year ended July 31, 2013 and 2012, the Company generated operating losses in the U.S. of $1.8 million and $0.2 million, respectively. These net operating losses will be carried back to an earlier year and be fully utilized. Net operating losses still exist pertaining to operations in Brazil, Canada and China, and for state income tax purposes.

At July 31, 2013, 2012 and 2011, the Company had $0.1 million, $0.1 million and $0.5 million, respectively, of gross unrecognized tax benefits ("UTPs") that if realized, would favorably affect the effective income tax rate in future periods. It is reasonably possible that the liability associated with UTPs will increase or decrease within the next twelve months. At this time, an estimate of the range of the reasonably possible outcomes cannot be made. The Company's UTPs are summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Balance at beginning of period | $131,300 | $530,500 | $240,900 |
| Additions for tax positions during the current year | — | — | 280,700 |
| Additions for tax positions of prior years | — | 23,100 | 40,300 |
| Reductions for tax positions of prior years for: | | | |
| - Changes in judgment | (23,100) | — | — |
| - Settlements during the period | (29,000) | (422,300) | (31,400) |
| - Changes in non-controlling interests | 11,900 | — | — |
| Balance at end of period | $ 91,100 | $131,300 | $530,500 |

The net liability for UTPs and associated interest and penalties are included in noncurrent income taxes payable on the accompanying consolidated balance sheets. The Company recognized interest and penalties expense of approximately $0.1million related to liabilities for UTPs during fiscal years 2013, 2012 and 2011. The Company had approximately $0.1 million of accrued interest and penalties at July 31, 2013 and 2012.

## 11. Other Accrued Liabilities

Other accrued liabilities are summarized in the following table.

| | Balance at July 31, | |
|---|---|---|
| | 2013 | 2012 |
| Allowance for project disallowances | $ 2,663,351 | $ 2,724,474 |
| Other | 1,406,722 | 1,208,114 |
| Total other accrued liabilities | $ 4,070,073 | $ 3,932,588 |

The allowance for project disallowances represents potential disallowances of amounts billed and collected resulting from contract close-outs and government audits. Allowances for project disallowances are recorded when the amounts are estimable. Activity within the allowance for project disallowances is summarized in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Balance at beginning of period | $ 2,724,474 | $ 3,882,810 | $ 3,483,876 |
| Net change due to government audits during the period, recorded as a transfer of reserves (to) from allowance for doubtful accounts and contract adjustments | (61,123) | (1,158,336) | 398,934 |
| Balance at end of period | $ 2,663,351 | $ 2,724,474 | $ 3,882,810 |

## 12. Stock Award Plan

EEI adopted the 1998 Stock Award Plan effective March 16, 1998 (the "1998 Plan"). To supplement the 1998 Plan, the 2003 Stock Award Plan (the "2003 Plan") was approved by the shareholders at the Annual Meeting held in January 2004 and the 2007 Stock Award Plan (the "2007 Plan") was approved by the shareholders at the Annual Meeting held in January of 2008. The 1998 Plan, 2003 Plan and the 2007 Plan are collectively referred to as the "Award Plan". The 2003 Plan was approved retroactive to October 16, 2003 and terminated on October 15, 2008. The 2007 Plan was approved retroactive to October 18, 2007 and terminated on October 17, 2012.

The Company awarded 62,099 shares valued at $0.9 million in October 2011 pursuant to the Award Plan. These awards have a three year vesting period. The "pool" of excess tax benefits accumulated in Capital in Excess of Par Value was $0.2 million and $0.3 million at July 31, 2013 and 2012, respectively.

The Company recorded $0.5 million, $0.7 million and $0.5 million of non-cash compensation expense during the fiscal years ended July 31, 2013, 2012 and 2011, respectively, in connection with outstanding stock compensation awards. The Company expects to record approximately $0.3 million of non-cash compensation expense related to outstanding stock compensation awards during the fiscal year ended June 30, 2014.

## 13. Shareholders' Equity

### *Class A and Class B Common Stock*

The relative rights, preferences and limitations of the Company's Class A and Class B common stock are summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

### *Restrictive Shareholder Agreement*

Messrs. Gerhard J. Neumaier, Silvestro, Frank, and Strobel entered into a Stockholders' Agreement dated May 12, 1970, as amended January 24, 2011 (the "Stockholders' Agreement"), which governs the sale of certain shares of common stock owned by them and the children of those individuals. The Stockholders' Agreement provides that prior to accepting a bona fide offer to purchase the certain covered part of their shares, each party must first allow the other members to the Agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

### *Cash Dividends*

The Company declared and paid cash dividends of $2.0 million during the fiscal years ended July 31, 2013 and 2012, respectively. The Company recorded dividends payable of $1.0 million in other accrued liabilities at July 31, 2013 and 2012, which were paid in August 2013 and 2012, respectively.

## *Stock Repurchase*

In August 2010, the Company's Board of Directors approved a program for repurchase of 200,000 shares of Class A common stock. As of July 31, 2013, 93,173 shares remain available for repurchase.

## *Noncontrolling Interests*

Noncontrolling interests are disclosed as a separate component of consolidated shareholders' equity on the accompanying consolidated balance sheets. Earnings and other comprehensive (loss) income are separately attributed to both the controlling and noncontrolling interests. Earnings per share is calculated based on net (loss) income attributable to the Company's controlling interests.

Transactions with noncontrolling shareholders for the fiscal years ended July 31, 2013, 2012 and 2011 were recorded at amounts that approximated fair value. Effects on shareholders' equity resulting from changes in EEI's ownership interest in its subsidiaries are summarized in the following table (shown on the right).

(1) On August 1, 2011, the noncontrolling shareholders of Gustavson Associates, LLC ("Gustavson"), a subsidiary of Walsh Environmental Scientists and Engineers, LLC ("Walsh") purchased an additional 1.5% of newly issued shares of the company for less than $0.1 million in cash.
(2) On April 22, 2013, EEI purchased an additional 0.1% of Walsh from noncontrolling shareholders for less than $0.1 million in cash.
(3) On March 13, 2013, Lowham-Walsh Engineering & Environment Services LLC ("Lowham"), a subsidiary of Walsh, purchased shares from noncontrolling shareholders for less than $0.1 million in cash.
(4) On January 28, 2013, EEI purchased an additional 1.3% of Walsh from noncontrolling shareholders for $0.2 million. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with EEI stock.
(5) On December 28, 2012, Gustavson purchased an additional 6.7% of its shares from noncontrolling shareholders for $0.4 million. Half of the purchase price was paid in cash and Gustavson issued a three year note for the other half.
(6) On December 17, 2012, EEI purchased an additional 0.9% of Walsh from noncontrolling shareholders for $0.2 million in cash.
(7) During the three months ending October 31, 2012, Lowham purchased shares from noncontrolling shareholders for less than $0.1 million in cash.
(8) On May 1, 2012, Gestion Ambiental Consultores S.A. ("GAC"), a subsidiary of EEI, purchased 2.5% of its stock back from noncontrolling shareholders for less than $0.1 million in cash.
(9) On April 23, 2012, EEI purchased an additional 0.4% of Walsh from noncontrolling shareholders for $0.1 million in cash.
(10) On January 4, 2012, EEI purchased an additional 1.3% of Walsh from noncontrolling shareholders for $0.3 million. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with EEI stock.
(11) On December 14, 2011, EEI purchased an additional 4.0% of Ecology and Environment do Brasil LTDA (E & E Brasil) from noncontrolling shareholders for $0.2 million cash.
(12) On November 18, 2011, Walsh Peru S.A. Ingenieros y Cientificos Consultores ("Walsh Peru"), a subsidiary of Walsh, purchased an additional 3.9% of its shares from noncontrolling shareholders for $0.4 million in cash.
(13) On October 24, 2011, EEI purchased an additional 0.4% of Walsh from noncontrolling shareholders for $0.1 million in cash.

| | Fiscal Year ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| **Transfers to noncontrolling interest:** | | | |
| Sale of 600 Gustavson common shares (1) | $ — | $ 41,634 | $ — |
| Sale of 900 Gustavson common shares | — | — | 62,451 |
| Issuance of 667 ECSI common shares | — | — | 667,000 |
| Sale of 75 Lowham – Walsh common shares | — | — | 27,917 |
| Total transfers to noncontrolling interest | — | 41,634 | 757,368 |
| **Transfers from noncontrolling interest:** | | | |
| Purchase of 50 Walsh common shares (2) | (18,316) | — | — |
| Purchase of 25 Lowham common shares (3) | (8,737) | — | — |
| Purchase of 495 Walsh common shares (4) | (243,653) | — | — |
| Purchase of 2,800 Gustavson common shares (5) | (293,102) | — | — |
| Purchase of 370 Walsh common shares (6) | (182,125) | — | — |
| Purchase of 75 Lowham common shares (7) | (30,002) | — | — |
| Purchase of 25 Gestion Ambiental Consultores common shares (8) | — | (7,452) | — |
| Purchase of 166 Walsh common shares (9) | — | (97,634) | — |
| Purchase of 496 Walsh common shares (10) | — | (277,514) | — |
| Purchase of 5,389 Brazil common shares (11) | — | 77,539 | — |
| Purchase of 26,482 Walsh Peru common shares (12) | — | (238,677) | — |
| Purchase of 152 Walsh common shares (13) | — | (76,037) | — |
| Purchase of 20 Walsh common shares | — | — | (7,776) |
| Purchase of 496 Walsh common shares | — | — | (208,156) |
| Purchase of 2,205 Walsh common shares | — | — | (974,750) |
| Purchase of 243 Walsh common shares | — | — | (101,905) |
| Purchase of 426 Walsh common shares | — | — | (197,945) |
| Purchase of 100 Walsh common shares | — | — | (41,091) |
| Total transfers from noncontrolling interest | (775,935) | (619,775) | (1,531,623) |
| **Net transfers from noncontrolling interest** | $ (775,935) | $(578,141) | $ (774,255) |

In October 2013, EEI consummated the following transactions with noncontrolling interests:

- An additional 9.4% of Walsh was purchased from a noncontrolling shareholder for $1.6 million. The purchase price was paid as follows: (i) one third in cash; (ii) one third with EEI common stock; and (iii) one third with a promissory note payable in two annual installments of one half the principal plus interest accrued at 3.25% per annum.
- An additional 0.2% of Walsh was purchased from a noncontrolling shareholder for less than $0.1 million in cash.

EEI held a cumulative total of 99.1% of outstanding Walsh shares after consummation of these transactions.

## 14. Lease Commitments

The Company rents certain office facilities and equipment under non-cancelable operating leases and certain other facilities for servicing project sites over the term of the related long-term government contracts. Future minimum rental commitments under these leases as of July 31, 2013 are summarized in the following table.

| Fiscal Year Ended July 31, | Amount |
|---|---|
| 2014 | $2,079,109 |
| 2015 | 1,686,810 |
| 2016 | 1,509,876 |
| 2017 | 1,553,782 |
| 2018 | 1,197,714 |
| Thereafter | 2,325,910 |

Lease agreements may contain step rent provisions and/or free rent concessions. Lease payments based on a price index have rent expense recognized on a straight line or substantially equivalent basis, and are included in the calculation of minimum lease payments. Gross rental expense associated with lease commitments was $4.2 million, $4.2 million and $3.6 million for the fiscal years ended July 31, 2013, 2012 and 2011, respectively.

## 15. Defined Contribution Plans

Contributions to EEI's defined contribution plan and supplemental retirement plan are discretionary and determined annually by its Board of Directors. Walsh's defined contribution plan provides for mandatory employer contributions to match 100% of employee contributions up to 4% of each participant's compensation. The total expense under the plans was $2.2 million, $1.8 million, and $2.2 million for the fiscal years ended July 31, 2013, 2012 and 2011, respectively.

## 16. Earnings Per Share

Basic and diluted EPS is computed by dividing the net (loss) income attributable to Ecology and Environment, Inc. common shareholders by the weighted average number of common shares outstanding for the period. The Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B shares are equal amounts.

The computation of basic earnings per share is included in the following table.

| | Fiscal Year Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Net (loss) income attributable to Ecology and Environment, Inc. | $(2,130,434) | $ 773,579 | $6,960,263 |
| Dividend declared | 2,038,496 | 2,036,559 | 1,963,303 |
| Undistributed earnings | $(4,168,930) | $(1,262,980) | $4,996,960 |
| Weighted-average common shares outstanding (basic and diluted) | 4,247,821 | 4,233,883 | 4,222,688 |
| Distributed earnings per share | $0.48 | $ 0.48 | $0.46 |
| Undistributed earnings per share | (0.98) | (0.30) | 1.19 |
| Total earnings per share | $ (0.50) | $ 0.18 | $ 1.65 |

After consideration of all the rights and privileges of the Class A and Class B stockholders summarized in Note 13, in particular the right of the holders of the Class B common stock to elect no less than 75% of the Board of Directors making it highly unlikely that the Company will pay a dividend on Class A common stock in excess of Class B common stock, the Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B share are equal amounts.

The Company has determined that its unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities. These securities shall be included in the computation of earnings per share pursuant to the two-class method. The resulting impact was to include unvested restricted shares in the basic weighted average shares outstanding calculation.

## 17. Segment Reporting

The Company reports segment information based on the geographic location of its customers (for revenues) and the location of its offices (for long-lived assets). Revenue and long-lived assets by business segment are summarized in the following tables.

| | Fiscal Years Ended July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| **Revenue by geographic location:** | | | |
| United States | $91,451,247 | $98,558,099 | $115,040,860 |
| Foreign countries | 43,485,644 | 56,852,000 | 54,132,000 |

(1) Significant foreign revenues included revenues in Peru ($11.5 million, $17.2 million and $15.9 million for fiscal years 2013, 2012 and 2011, respectively), Brazil ($15.1 million, $15.7 million and $11.8 million for fiscal years 2013, 2012 and 2011, respectively) and Chile ($10.6 million, $11.3 million and $8.3 million for fiscal years 2013, 2012 and 2011, respectively).

| | Balance at July 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| **Long-Lived Assets by geographic location:** | | | |
| United States | $29,508,055 | $29,506,036 | $27,871,726 |
| Foreign countries | 5,183,885 | 5,191,000 | 5,062,000 |

## 18. Commitments and Contingencies

From time to time, the Company is a named defendant in legal actions arising out of the normal course of business. The Company is not a party to any pending legal proceeding, the resolution of which the management believes will have a material adverse effect on the Company's results of operations, financial condition or cash flows, or to any other pending legal proceedings other than ordinary, routine litigation incidental to its business. The Company maintains liability insurance against risks arising out of the normal course of business.

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract. Generally, termination costs include unpaid costs incurred to date, earned fees and any additional costs directly allocable to the termination.

On September 21, 2012, the Colorado Department of Public Health and Environment (the "Department") issued a proposed Compliance Order on Consent (the " Proposed Consent Order") to the City and County of Denver ("Denver") and to Walsh Environmental Scientists and Engineers, LLC ("Walsh"). Walsh is a majority-owned subsidiary of Ecology and Environment, Inc. The Proposed Consent Order concerns construction improvement activities of certain property owned by Denver which was the subject of asbestos remediation. Denver had entered into a contract with Walsh for Walsh to provide certain environmental consulting services (asbestos monitoring services) in connection with the asbestos containment and/or removal performed by other contractors at Denver's real property. Without admitting liability or the Department's version of the underlying facts, Walsh on February 13, 2013 entered into a Compliance Order on Consent with the Department and paid a penalty of less than $0.1 million and paid for a Supplemental Environmental Project to benefit the public at large in an amount less than $0.1 million. Denver was served with a final Compliance Order and Assessment of Administrative Penalty against Denver alone for approximately $0.2 million. Under Walsh's environmental consulting contract with Denver, Walsh has agreed to indemnify Denver for certain liabilities where Walsh could potentially be held responsible for a portion of the penalty imposed upon Denver. Walsh has put its professional liability and general liability carriers on notice of this indemnification claim by Denver. The Company believes that this administrative proceeding involving Walsh will not have an adverse material effect upon the operations of the Company.

On February 4, 2011, the Chico Mendes Institute of Biodiversity Conservation of Brazil (the "Institute") issued a Notice of Infraction to E & E Brasil. E & E Brasil is a majority-owned subsidiary of Ecology and Environment, Inc. The Notice of Infraction concerns the taking and collecting species of wild animal specimens without authorization by the competent authority and imposes a fine of 520,000 Reais, which has a value of approximately $0.2 million at April 30, 2013. No claim has been made against Ecology and Environment, Inc. The Institute has also filed Notices of Infraction against four employees of E & E Brasil alleging the same claims and has imposed fines against those individuals that, in the aggregate, are equal to the fine imposed against E & E Brasil. E & E Brasil has filed administrative responses with the Institute for itself and its employees that: (a) denies the jurisdiction of the Institute, (b) states that the Notice of Infraction is constitutionally vague and (c) affirmatively stated that E & E Brasil had obtained the necessary permits for the surveys and collections of specimens under applicable Brazilian regulations and that the protected conservation area is not clearly marked to show its boundaries. At this time, E & E Brasil has attended one meeting where depositions were taken. The Company believes that these administrative proceedings in Brazil will not have an adverse material effect upon the operations of the Company.

## 19. Selected Quarterly Financial Data (unaudited)

| | Fiscal Quarter Ended (In thousands, except per share information) | | | |
|---|---|---|---|---|
| Fiscal Year Ended July 31, 2013 | October 31 | January 31 | April 30 | July 31 |
| Revenue | $ 36,822 | $ 36,151 | $ 32,219 | $ 29,745 |
| Income (loss) from operations | 974 | 3,355 | (44) | (5,183) |
| Income (loss) before income tax (benefit) provision | 898 | 3,257 | (26) | (5,097) |
| Net Income (loss) attributable to Ecology and Environment, Inc. | 243 | 1,911 | (441) | (3,843) |
| Net Income (loss) per common share (basic and diluted) | 0.05 | 0.45 | (0.10) | (0.90) |

| Fiscal Year Ended July 31, 2012 | October 31 | January 31 | April 30 | July 31 |
|---|---|---|---|---|
| Revenue | $ 42,312 | $ 40,173 | $ 36,011 | $ 36,914 |
| Income from operations | 2,040 | 1,867 | 574 | 303 |
| Income before income tax provision | 2,084 | 1,685 | 503 | 126 |
| Net Income (loss) attributable to Ecology and Environment, Inc. | 1,160 | 503 | 56 | (945) |
| Net Income (loss) per common share (basic and diluted) | .28 | .12 | .01 | (.23) |

| Fiscal Year Ended July 31, 2011 | October 31 | January 31 | April 30 | July 31 |
|---|---|---|---|---|
| Revenue | $ 42,026 | $ 41,866 | $ 41,120 | $ 44,161 |
| Income from operations | 4,008 | 3,204 | 2,199 | 2,975 |
| Income before income tax provision | 3,941 | 3,238 | 2,587 | 2,989 |
| Net Income attributable to Ecology and Environment, Inc. | 1,859 | 1,758 | 1,429 | 1,914 |
| Net Income per common share (basic and diluted) | 0.44 | 0.42 | 0.34 | 0.45 |

# Market for EnE's Common Equity and Related Stockholder Matters

The Company's Class A Common Stock is listed on NASDAQ. There is no separate market for the Company's Class B Common Stock. The range of high and low prices for the Company's Class A Common Stock, as reported by NASDAQ, are summarized in the following table.

| Fiscal Year Ended July 31, 2013 | High | Low | Per Share Dividend Declared |
|---|---|---|---|
| First Quarter (commencing August 1, 2012 - October 31, 2012) | $ 13.00 | $ 11.60 | — |
| Second Quarter (commencing November 1, 2012 - January 31, 2013) | 13.36 | 10.70 | $ 0.24 |
| Third Quarter (commencing February 1, 2013 - April 30, 2013) | 14.42 | 11.75 | — |
| Fourth Quarter (commencing May 1, 2013 - July 31, 2013) | 13.00 | 10.05 | $ 0.24 |

| Fiscal Year Ended July 31, 2012 | High | Low | Per Share Dividend Declared |
|---|---|---|---|
| First Quarter (commencing August 1, 2011 - October 29, 2011) | $ 17.65 | $ 14.95 | — |
| Second Quarter (commencing October 30, 2011 - January 31, 2012) | 17.50 | 15.64 | $ 0.24 |
| Third Quarter (commencing February 1, 2012 - April 30, 2012) | 17.00 | 14.60 | — |
| Fourth Quarter (commencing May 1, 2012 - July 31, 2012) | 15.19 | 11.26 | $ 0.24 |

As of October 31, 2013, 2,646,110 shares of the Company's Class A Common Stock were outstanding and there were 375 holders of record of the Company's Class A Common Stock. We estimate that the Company has a significantly greater number of Class A Common Stock shareholders because a substantial number of the Company's shares are held in street name.

## BOARD OF DIRECTORS
as of October 31, 2013



## CORPORATE OFFICERS

**Gerald A. Strobel, P.E.**
Chief Executive Officer,
Executive Vice President

**Frank B. Silvestro**
Executive Vice President

**Kevin S. Neumaier, P.E.**
President

**Ronald L. Frank**
Executive Vice President, Secretary

**Laurence M. Brickman, Ph.D.**
Senior Vice President

**Kevin Donovan**
Senior Vice President

**Gerard A. Gallagher, III**
Senior Vice President

**Fred J. McKosky, P.E.**
Senior Vice President

**Cheryl A. Karpowicz, AICP**
Senior Vice President

**Nancy Aungst**
Vice President

**Timothy J. Grady, P.E.**
Vice President

**Robert J. King**
Vice President

**H. John Mye, P.E.**
Vice President, Treasurer
and Chief Financial Officer

**Richard Rudy, P.G., C.P.G.**
Vice President

**George A. Rusk, Esq.**
Vice President

**Carmine A. Tronolone**
Vice President

**George W. Welsh**
Vice President

**Colleen C. Mullaney-Westfall, Esq.**
Assistant Secretary

**Peter Sorci**
Controller

## CORPORATE HEADQUARTERS

Buffalo Corporate Center
368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: 1 (716) 684-8060
FAX: 1 (716) 684-0844
E-MAIL: jmye@ene.com
WEB: www.ene.com

## STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
TEL: 1 (212) 936-5100

## EXCHANGE LISTING

NASDAQ® Global Market
Ticker Symbol: EEI

## INDEPENDENT REGISTERED ACCOUNTING FIRM

Schneider Downs & Co., Inc.
One PPG Place
Suite 1700
Pittsburgh, PA 15222

## LEGAL COUNSEL

Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600
Buffalo, NY 14203

## FORM 10-K

EnE's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities. Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to:

Mr. H. John Mye, Chief Financial Officer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086-1397

## SUBSIDIARIES

Ecology & Environment Engineering, Inc.

ecology and environment do brasil Ltda. (Brazil)

Ecology and Environment International Services, Inc. (EEIS)

ECSI, LLC

E.E.I.S. (SARL) (Morocco)

Gestión Ambiental Consultores S.A. (Chile)

Gustavson Associates, LLC

Lowham-Walsh Engineering & Environment Services, LLC

Servicios Ambientales Walsh, S.A. (Ecuador)

Walsh Environmental Scientist & Engineers, LLC

Walsh Peru, S.A. (Peru)

**Inactive Subsidiaries:**

Canada, Germany, Mexico, Venezuela, Saudi Arabia, Cayman Islands, Tianjin China, YiYi China



ecology and environment, inc.
Global Environmental Specialists

www.ene.com



E & E has printed on 100% recycled paper since 1971. The paper used for this annual report is 100% recycled, 100% post consumer waste, processed chlorine free, manufactured using biogas energy, printed with soy-based inks, and certified by FSC.



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